Exhibit 3

[GRAPHIC]

TRA. 1787-06/N

You are kindly requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the Third Addendum (hereinafter the “ADDENDUM”) to the Option Agreement for the Transfer of Mining Concessions (hereinafter the “OPTION AGREEMENT”) that constitute the Toromocho Mining Project dated June 11, 2003, entered into by and between Empresa Minera del Centro del Perú S.A. – CENTROMIN PERÚ S.A. (hereinafter “CENTROMIN”) registered in Electronic Card 11009323 of the Registry of Companies of the Public Records Office in and for Lima and El Callao, identified by Tax ID Number (RUC) 20100176531, with principal place of business at Avenida Javier Prado 2175, San Borja, Lima 41, acting by and through its General Manager, Juana Rosa DEL CASTILLO VALDIVIA, identified by National Identity Card (DNI) 10551338; and Minera Perú Copper S.A. (hereinafter the “OPTIONEE”) registered on Entry 00001 of Electronic Card 11532703 of the Registry of Companies in and for Lima, identified by Tax ID Number (RUC) 20506675457, with principal place of business at Avenida San Borja Norte 1302, San Borja, Lima 41, acting by and through Charles G. PREBLE identified by Alien ID Card (CE) 000084967 and Thomas J. FINDLEY identified by Alien ID Card (CE) 114608, as per powers of attorney registered on Entries C-00003 and D-0002 of Electronic Card 11532703 of the Registry of Companies of the Public Records Office in and for Lima.

The ADDENDUM is hereby executed with the intervention of the Agency for the Promotion of Private Investment (hereinafter “PROINVERSION”) identified by Tax ID Number (RUC) 20380799643, with principal place of business at Avenida Paseo de la República 3361, Piso 9, San Isicro, Lima, acting by and through its Executive Director, René CORNEJO DlAZ identified by National Identity Card (DNI) 07189444, appointed as per Ministerial Resolution 180-2004-EF/10 dated March, 22, 2004 and ratified by Supreme Decree 015-2006-EF.

The ADDENDUM is also executed with the intervention of the Ministry of Energy and Mines (hereinafter the “MINISTRY”) identified by Tax ID Number (RUC) 20131368829, with principal place of business at Av. Las Artes Sur 260 - San Borja, Lima 41, acting by and through its Vice-Minister, Rόmulo MUCHO MAMANI, identified by National Identity Card (DNI) 01208105, appointed as per Supreme Decree 021-2006-EM dated April 27, 2006, duly authorized by Ministerial Resolution 282-2006-MEM-DM dated June 9, 2006 .

The ADDENDUM also includes PERÚ COPPER SYNDICATE Ltd. which, pursuant to the provisions set forth in Clause Twenty of the OPTION AGREEMENT, undertakes to joint and severally guarantee the timely fulfillment of each and every one of the contractual and legal obligations assumed by the OPTIONEE by virtue of the OPTION AGREEMENT and this ADDENDUM. Therefore, PERÚ COPPER SYNDICATE Ltd., a corporation duly established and existing under the laws of the Cayman islands, hereby signs this agreement, acting by and through Maria del Rosario Milagros SILVA SANTISTEBAN CONCHA, identified by National ID Card (DNI) 08260503, as per powers of attorney registered on Entry 00001 of Electronic Card 11532465 of the Registry of Companies of the Public Records Office in and for Lima.

CENTROMIN and the OPTIONEE shall be jointly called the “PARTIES”.

The ADDENDUM is entered into under the terms and conditions of the following clauses:

ONE: RECITALS

1.1                                 On June 11, 2003, the OPTION AGREEMENT was entered into by and between CENTROMIN and the OPTIONEE, with the intervention of PROINVERSION. By virtue of said document, the OPTIONEE has the right to enter into, within the term stipulated therein, a transfer agreement of the ownership of the mining concessions which constitute the Toromocho Mining Project. The text of said transfer agreement is kept as Exhibit OT3 (hereinafter the “EXHIBIT OT3”) of the OPTION AGREEMENT.

1.2                                 On November 12, 2003, the first addendum to the OPTION AGREEMENT was signed, whereby CENTROMIN authorized the OPTIONEE to enter into an option agreement for the assignment of mining rights with Sociedad Minera Corona S.A., whereby the OPTIONEE assumed certain obligations.

1.3                                 On August 26, 2004, the second addendum to the OPTION AGREEMENT was signed, whereby the term of the OPTION AGREEMENT was extended for one additional year and some terms thereof were amended.

1.4                               By Official Letter 757-2006-MEM-DM dated May 24, 2006, the MINISTRY requested PROINVERSION to include in the OPTION AGREEMENT, the OPTIONEE’S obligation to bear the investment cost, fund and supply the Acid Water Treatment Plant for the Kingsmill Tunnel (hereinafter the “PLANT”), without any reimbursement from CENTROMIN or the Peruvian State. The PLANT includes the sludge disposal system. To that purpose, the OPTIONEE shall call the bidding or biddings (hereinafter the “BIDDING”) to select and hire the company that will be responsible for the PLANTS design, building, operation, maintenance and closure, establishing certain conditions for the execution of the Toromocho Mining Project, which the OPTIONEE has accepted. Furthermore, the OPTIONEE shall bear and finance the costs of the operation, maintenance and closure of the PLANT, in the proportion corresponding to the State (understood within the scope indicated in Point 3.1 of the ADDENDUM).

1.5                               The Board of Directors of PROINVERSIÓN, by resolution adopted in the meeting held on May 26, 2006, approved the amendments to the OPTION AGREEMENT, subject matter of this ADDENDUM.

TWO: AMENDMENTS TO THE OPTION AGREEMENT

The PARTIES agree to amend some terms of the OPTION AGREEMENT, as follows :

2.1                               Add as Second Paragraph of Section d) of Clause Three of the OPTION AGREEMENT and as Second Paragraph of Section d) of Clause Three of EXHIBIT OT-3 of the OPTION AGREEMENT the following paragraph:

“The transfer option also comprises any and all other water authorization, permit or license that CENTROMIN could obtain in the future for the development of the Toromocho Mining Project, under whatever title said authorization, license or permission is obtained, even if it is obtained by virtue of water reserves granted on behalf of CENTROMIN, or of any other State entity, for the purpose of the development of the Toromocho Mining Project.”

2.2                                 Amend Clause Two of EXHIBIT OT-3 of the OPTION AGREEMENT, which shall read as follows:

“Pursuant to the aforementioned recitals described on Clause One by virtue of the TRANSFER AGREEMENT, CENTROMIN transfers on behalf of the PURCHASER the ownership rights of the CONCESSIONS, the ownership of the LANDS, as well as of the buildings, and the rights to water obtained for the development of the Toromocho Mining Project and the documentation described on Clause Three.”

2.3                                 Eliminate the last paragraph of Point 7.4 of the OPTION AGREEMENT.

2.4                                 Include as Sections g), h) and i) of Point 6.3 of Clause Six of EXHIBIT OT-3 of the OPTION AGREEMENT, the following:

“g) The voluntary transfer and the urban development of the population of Morococha and of any other human group that need to be relocated in order to develop the Toromocho Mining Project

h) The funding and supply of the Acid Water Treatment Plant for the Kingsmill Tunnel (hereinafter the PLANT), bearing the pertinent cost, with no refunds at the expense of CENTROMIN or the Peruvian State. The PLANT includes the sludge disposal system. Said funding and supply shall be performed according to the terms and conditions stipulated in the OPTION AGREEMENT, this ADDENDUM and Exhibit 1 of this ADDENDUM (also called the “AGREEMENT”). For such purpose, the OPTIONEE shall carry out one or more processes to select the operator that shall be responsible for the design, building, operation, maintenance and closure of the PLANT pursuant to the provisions set forth therein.

i) Any payment made for the cadastral inscription at the Public Registry of the land subject matter of the OPTION AGREEMENT, with respect to the legal action filed against CENTROMIN by the Community of San Francisco de Asis de Pucara, including the payments for the trial defence of CENTROMIN or the PURCHASER and the costs to be incurred for court or out-of-court transactions.”

THREE: ADDITIONAL OBLIGATIONS OF THE OPTIONEE

By virtue of this ADDENDUM, the OPTIONEE undertakes to supply the PLANT without retribution or cost for CENTROMIN and the Peruvian State, as regulated in detail in this ADDENDUM and other supplementary instruments. For that purpose, the OPTIONEE shall bear the total funding of the investment and shall select and hire the company (hereinafter the “OPERATOR”, understood within the scope indicated in Point 3.1.2 of the AGREEMENT) responsible for designing, building and bringing the PLANT into operation, which shall be transferred to CENTROMIN or to the entity established by the MINISTRY once it is operating, pursuant to the provisions set forth in Supreme Decree 022-2005-EM.

In order to comply with said general obligation, the OPTIONEE shall undertake the following specific obligations:

3.1                                 By virtue of this ADDENDUM, the OPTIONEE undertakes: (i) to call one or two Biddings (hereinafter the “BIDDING”) to select and contract the OPERATOR of the PLANT, as a result of said BIDDING, assuming the total costs of the investment required for such purpose; (ii) to bear, in the proportion that corresponds to the State, the costs to operate, maintain and carry out the closure of the PLANT. It is hereby understood that the proportion corresponding to the State is the share percentage of companies CENTROMIN, Puquiococha and Centraminas, in accordance with the STUDY (defined according to Point 3.1.9 of the AGREEMENT), Accordingly, whenever the State is mentioned in this ADDENDUM or in the AGREEMENT, it shall be understood that said three (3) companies are exclusively being alluded to.

It is hereby understood that whenever it is mentioned in this ADDENDUM that the OPTIONEE shall assume the share corresponding to the State, said affirmation shall not imply that it shall not assume as well any major share arising from the development of the Toromocho Mining Project as such. Moreover, it is understood that the concept “development of the Toromocho Mining Project” also includes the development of any and all mining projects included in any of the concessions subject matter of the OPTION AGREEMENT. In other words, the OPTIONEE shall assume, at least, the share corresponding to the State. However, this does not imply that if the Toromocho Mining Project as such leads to a major share with respect to the share percentage in the operation, maintenance and closure costs of the PLANT, said major costs should not be assumed by the OPTIONEE.

3.2                                 If the two BIDDINGS are called off, the OPTIONEE shall be released from the obligation of supplying the PLANT and calling the BIDDING. However, the OPTIONEE shall still be under the obligation to make a contribution to the trust fund of US$15,000,000 (Fifteen Million US dollars) as stipulated in Point 3.7 of this ADDENDUM and to contribute, in the proportion corresponding to the State, to the maintenance, operation and closure costs in the event that the PLANT is built in the future by any other method, notwithstanding the provisions set forth in Point 3.1.6 of the AGREEMENT, in the sense of contributing to greater costs that may be deemed necessary in the application of the provisions set forth in said Point and in the proportion that may be applicable to the OPTIONEE in accordance with said AGREEMENT.

3.3                                 The design, building, operation, maintenance and closure of the PLANT shall be carried out under the conditions established in the AGREEMENT entered into – simultaneously with this ADDENDUM – by and between the OPTIONEE and the MINISTRY, which text constitutes a part of this ADDENDUM, as Exhibit 1. The total amount of the Investment shall be the one resulting from the FEASIBILITY STUDY to be carried out as provided for in the AGREEMENT.

3.4                                 THE MINISTRY shall notify PROINVERSION in the case of non-compliance of the obligations stipulated in this clause. The bonds agreed on Point 7.6 of the OPTION AGREEMENT and in Point 6.5 of EXHIBIT OT3 shall be applicable to the obligations set forth in this ADDENDUM.

3.5                                 THE OPERATOR shall assume any responsibility that may arise from the inadequate execution or operation of the PLANT, in accordance with the provisions set forth in the agreements and the regulations in force. The agreement entered into by and between the OPTIONEE and the selected company or companies shall include as obligations of the contractor, the taking out of insurances and granting of surety bonds that guarantee the adequate execution of its obligations.

3.6                                 The conditions for taking out insurances and the granting surety bonds shall be determined by the Terms and Conditions of the BIDDING to be called.

3.7                                 Within a period of thirty (30) calendar days following the execution of the AGREEMENT. THE OPTIONEE undertakes to constitute a trust fund with a total contribution of US$15,000,000 (Fifteen Million US Dollars) with the participation of the MINISTRY as trustee. The terms and conditions of the trust agreement constitute Exhibit 4 of this ADDENDUM. Said trust agreement shall be signed on the day the contribution is effected. The sole purpose of the trust fund is to cover all the expenses and costs related to, the drafting of the FEASIBILITY STUDY, the calling of the BIDDING to select the OPERATOR, the design and, building of the PLANT and, in general, to fund all the activities necessary to supply and bring the PLANT into operation. The cost for the establishment and maintenance of the trust fund shall be borne by the OPTIONEE up to thirty (30) calendar days following the date in which the PLANT is delivered and brought into operation. Once the PLANT starts operating, the maintenance cost of the trust fund shall be borne by the OPTIONEE in the same proportion as its participation in the costs of operation, maintenance and closure, in accordance with the STUDY. If no OPERATOR is selected as a result of the BIDDINGS, the OPTIONEE shall be obliged to pay the trust fund maintenance expenses accrued up to thirty (30) calendar days following the date in which the second BIDDING was called off.

3.8                                 The OPTIONEE undertakes to increase the initial contribution to the trust fund with the additional investment that may be necessary for designing and building the PLANT, as accurately determined in the FEASIBILITY STUDY to be prepared. If the total amount of the investment is less, the excess shall be allotted to cover the future expenses and costs of the PLANT’S operation, maintenance and closure, in proportion to the percentage that corresponds to the OPTIONEE.

3.9                                 Furthermore, while the mine(s) is (are) operating due to the development of the Toromocho Mining Project as such or due to other operations existing within the mining concessions of the OPTIONEE, the OPTIONEE shall annually include in the trust estate the resources needed to cover the operation, maintenance and closure expenses and costs of the PLANT, as indicated in the preceding Point 3.1, in the proportion that corresponds to the State. The obligation to supply the abovementioned necessary resources shall be part of the Closure Plans of the operating mine(s) exploited due to the development of the Toromocho Mining Project as such and to any other operation existing within the mining concessions of the OPTIONEE.

3.10                           The contribution of US$15,000,000 (Fifteen Million US Dollars) for the establishment of the trust fund shall be borne by the OPTIONEE, with no refunds at the expense of the Peruvian State or CENTROMIN, and calculated as part of the investment commitment mentioned in Clause Six of EXHIBIT OT-3 of the OPTION AGREEMENT.

3.11                           On the date of execution of the AGREEMENT, the OPTIONEE shall credit the amount of US$15,000,000 (Fifteen million US Dollars) to the trust entity account for the establishment of the trust fund or shall submit a letter of guarantee for such amount issued by any of the local banks indicated in Exhibit 2 of this ADDENDUM. Said letter of guarantee shall be irrevocable, joint and several, unconditioned, without the benefit of excussio and of automatic execution, in accordance with the model attached to Exhibit 3 of this ADDENDUM. Otherwise, the guarantee may be a letter of credit in the form of a stand by letter of credit issued by any of the banks indicated in Exhibit 2, with the same characteristics as the aforementioned letter of guarantee, notified and confirmed by one of the local banks established in said Exhibit 2.

3.12                           If applicable, the letter of guarantee shall be valid for sixty (60) calendar days and shall guarantee the establishment of the trust fund and its initial contribution as mentioned in Point 3.7. It shall be returned to the OPTIONEE once the guaranteed obligation has been fulfilled. If the deposit for the establishment of the trust fund is not complied with, the guarantee shall be executed and the OPTION AGREEMENT shall be terminated. The letter of guarantee shall be returned to the OPTIONEE immediately and without delay once the deposit is confirmed.

3.13                           The environmental responsibility shall be subject to the provisions set forth in the OPTION AGREEMENT, including EXHIBIT OT3. It is hereby understood that this ADDENDUM does not imply any amendment to the scope with regard to the environmental responsibility established in the OPTION AGREEMENT and its Exhibit OT3, except for the issues related to assuming the costs of operation, maintenance and closure of the PLANT in the part that corresponds to the State.

3.14                           It is hereby understood that none of the stipulations set forth in this ADDENDUM or in the AGREEMENT shall be understood as an amendment to the provisions established in the second paragraph of Section b) of Clause Eight of EXHIBIT OT-3 of the OPTION AGREEMENT. Therefore, if the OPTIONEE were to establish its own system to recover drainages, and the waste waters resulting from the Toromocho Mining Project operations were no longer dumped into the Kingsmill Tunnel, as determined by an independent audit, the OPTIONEE shall be released from contributing to the costs of maintenance, operation and closure of the PLANT, except for the part of acid waters which corresponds to the State according to the FEASIBILITY AGREEMENT, and provided it is not part of the recovery through the system brought into operation by the OPTIONEE.

3.15                           Similarly, it is hereby understood that in case the OPTIONEE does not execute the option foreseen in the OPTION AGREEMENT or the Toromocho Mining Project is not developed, the obligations to bear the operation, maintenance, and closure expenses of the PLANT shall terminate, as well as the obligation to supply the PLANT insofar as the non execution of the option occurs prior to the term provided for its delivery. This provision does not imply the right of the OPTIONEE to obtain the refund of the amounts credited to the trust fund.

In this case the OPTIONEE shall assign its contractual position in the Trust Agreement to the entity determined by the Ministry of Energy and Mines.

In the event that the OPTIONEE would have started operations and these would definitively end, the OPTIONEE shall maintain the obligations derived from the Closure Plan of its operations insofar as said operations have generated waste waters and filtrations that drain into Kingsmill Tunnel.

FOUR: OTHER COMMITMENTS

4.1                               The PARTIES agree that in the event that Supreme Decree 027-2006-AG dated May 16 2006, establishing a ground waters reserve on behalf of Toromocho Mining Project, is rendered null and void by any circumstance before the OPTIONEE is granted specific rights to use the water necessary to develop the Toromocho Mining Project by resolutions issued by the technical irrigation administrator or by the officer which in the future may be authorized to grant such rights, the OPTIONEE shall have the right to obtain the refund of any amount it may have paid for the purposes established in Section h), Point 6.3, Clause Six of the EXHIBIT OT-3 of the OPTION AGREEMENT or in any supplementary instrument that may be signed in the future. Such refund shall be made within a term of no more than thirty (30) business days following the date of reception of the OPTIONEE’S request. It is hereby understood that this

ADDENDUM does not commit to the automatic granting of such specific rights to use water, which the OPTIONEE must request to the competent authority in accordance with the pertinent regulations in force.

4.2                                 The MINISTRY and PROINVERSIÓNS undertake to obtain and issue the supreme decree and to sign the pertinent guarantee agreement, pursuant to the provisions set forth in Article 2 of Decree Law 25570 and Article 6 of Law 26438, whereby the Peruvian State shall grant a guarantee in favour of the OPTIONEE, as a backing of the obligations stipulated in the OPTION AGREEMENT, its amending Addenda and exhibits thereof, including the one attached hereto and its exhibits. If the aforementioned supreme decree and the execution of the guarantee agreement do not take place within a maximum period of thirty (30) calendar days following the execution date of this ADDENDUM. The OPTIONEE may render the provisions in said ADDENDUM null and void, in which case the OPTIONEE shall be reimbursed the amount of US$15,000,000 (Fifteen Million US Dollars) credited in the trust fund and/or receive the guarantee the OPTIONEE may have granted upon the execution of the AGREEMENT, and the PARTIES, the MINISTRY and PROINVERSION shall be released from any responsibility whatsoever. The trust agreement shall provide the refund conditions of the aforementioned amount to the OPTIONEE, at the expense of the resources contributed by the OPTIONEE.

4.3                                 The MINISTRY and PROINVERSIÓN undertake to make their best efforts in order to ensure that the OPERATOR obtain the permits required for the execution and bringing into operation of the PLANT.

4.4                                 CENTROMIN shall supply the OPTIONEE the land where the PLANT shall be built and where the sludge from the water treatment shall be disposed of in accordance with the legal framework in force. Furthermore, CENTROMIN shall ensure the necessary right of way to bring the water to be treated from the entrance of the Kingsmill Tunnel or from the point from where water is collected up to the PLANT.

If as a result of the FEASIBILITY STUDY it is determined that the PLANT may not be located on the land owned by CENTROMIN, or if the land is insufficient, the OPTIONEE or THE OPERATOR may proceed to purchase the necessary land at the expense of the trust fund.

The PLANT shall be owned by CENTROMIN, by the entity replacing it or by the entity the MINISTRY may determine.

The OPTIONEE shall deliver the PLANT to CENTROMIN or to the entity determined by the MINISTRY, once it has finished its construction, it has complied with the protocols and tests for its bringing into operation and once the PLANT is fit to function.

The MINISTRY may order an early delivery of the PLANT, notwithstanding the obligations that correspond to the OPTIONEE in accordance with this ADDENDUM.

4.5                                 The MINISTRY and PROINVERSIÓN hereby state that they will make their best efforts to ensure that whoever may become the holder of the area where the railroad is located between the stretch Ticlio-Morococha and the stretch Morococha-Cut Off, shall transfer its ownership directly or through CENTROMIN on behalf of the OPTIONEE, for valuable consideration and pursuant to the relevant regulations. It is hereby understood that the area to be transferred exclusively comprises that area that divides the concessions subject matter of the OPTION AGREEMENT.

4.6                                 Likewise, PROINVERSIÓN hereby states that it will make its best efforts to ensure that CENTROMIN transfers to the OPTIONEE, for valuable consideration and pursuant to the relevant regulations, the ownership of the area called “remediated area” located in the area of Morococha, which purchase has been requested by the OPTIONEE by Letter GERGEN-526-2004 supplemented by Letter GERGEN-078-2006 dated October 1, 2004 and February 6, 2006, respectively.

4.7                                 Pursuant to the provisions set forth in Point 2.2 of the Agreement for the Constitution of the Right of Use, Surface and Easement (hereinafter the “EASEMENT AGREEMENT”), entered into by and between CENTROMIN and Empresa Minera Natividad (currently merged with Compania Minera Argentum hereinafter “ARGENTUM”) registered by notarially recorded instrument dated May 26, 2003, CENTROMIN hereby undertakes to end such EASEMENT AGREEMENT in the event that due to any circumstance, the rights therein granted interfere with the development of the Toromocho Mining Project. For the termination of the EASEMENT AGREEMENT, once the option is exercised, it shall suffice that the Purchaser submit a notarized letter to CENTROMIN informing the need to terminate the EASEMENT AGREEMENT, declaring that the exercise of the rights derived from said agreement interferes with the Toromocho Mining Project. Said notarized letter shall enclose a schedule of the activities planned, including the date as from any and all ARGENTUM activities shall be suspended. The termination of the EASEMENT AGREEMENT shall be notified by CENTROMIN to ARGENTUM, within a period of no more than thirty (30) calendar days following the receipt of the notice sent by the OPTIONEE mentioned herein. CENTROMIN shall adopt any and all necessary measurements so that ARGENTUM complies and timely withdraws from the concession areas of the Toromocho Mining Project.

4.8                                 Furthermore, CENTROMIN undertakes to assign its contractual position in the EASEMENT AGREEMENT on behalf of OPTIONEE, in the event that the OPTIONEE exercises the transfer option provided for in the OPTION AGREEMENT, upon the sole request of the OPTIONEE so that such assignment of contractual position is carried out within a period of no more than thirty (30) calendar days following the receipt by CENTROMIN of the notice whereby the OPTIONEE requests such assignment.

FIVE: EFFECTIVENESS OF THE AGREEMENT PROVISIONS

The provisions established in the OPTION AGREEMENT and its Exhibits that were not modified by this amending agreement shall remain in full force and effect. Similarly, the obligations stipulated in this ADDENDUM shall remain in full force and effect if the option is exercised, and shall become part of the obligations of the Purchaser in the Transfer Agreement.

Moreover, it is hereby understood that the ADDENDUM and the AGREEMENT are supplementary and not mutually exclusive; therefore, in the interpretation of this ADDENDUM, the provisions set forth in said AGREEMENT shall be taken into account. Thus, the provisions set forth in this ADDENDUM shall not be applied or interpreted disregarding the provisions established in the AGREEMENT when referring to matters regulated in said document as well.

You are hereby requested, in your capacity as Notary Public, to include the introductory clauses and conclusions of law.

Lima, June 12, 2006.

CENTROMIN	THE OPTIONEE

By: (signed) Juana Rosa Del Castillo Valdivia	By: (signed) Charles G. Preble

THE OPTIONEE	PERÚ COPPER SYNDICATE LTD.

By: (signed) Thomas J. Findley	By: (signed) Maria del Rosario Milagros Silva Santistevan Concha

THE MINISTRY	PROINVERSIÔN

By: (signed) Rómulo Mucho Mamani / Seal	By: (signed) René Cornejo Diaz

EXHIBIT ONE

MASTER AGREEMENT FOR THE DESIGN, BUILDING, OPERATION,

MAINTENANCE AND CLOSURE OF THE ACID WATER TREATMENT PLANT

FOR THE KINGSMILL TUNNEL

KNOW ALL MEN BY THESE PRESENTS, the Master Agreement for the Design, Building, Operation, Maintenance and Closure of the Acid Water Treatment Plant for the Kingsmill Tunnel (hereinafter the “MASTER AGREEMENT”) entered into by and between:

1.                                       The Ministry of Energy and Mines (hereinafter the “MINISTRY”), identified by Tax ID Number (RUC) 20131368829, with principal place of business at Av. Las Artes Sur 260 - San Borja, Lima 41, acting by and through its Vice Minister, Rómulo MUCHO MAMANI, identified by National Identity Card (DNI) 01208105, appointed as per Supreme Decree 021-2006-EM dated April 27, 2006, empowered by Ministerial Resolution 282-2006-MEM/ DM dated June 9, 2006.

2.                                       Minera Perú Copper S.A. (hereinafter the “INVESTOR”) registered on Entry 00001 of Electronic Card 11532703 of the Registry of Companies in and for Lima, identified by Tax ID Number (RUC) 20506675457, with principal place of business at Avenida San Borja Norte 1302 - San Borja, Lima 41, acting by and through Charles G. PREBLE, identified by Alien ID Card (CE) 000084967, and Thomas J. FINDLEY, identified by Alien ID Card (CE) 114608, as per powers of attorney registered on Entries C-00003 and D-0002 of Electronic Card 11532703 of the Registry of Companies in and for Lima.

3.                                       Empresa Minera del Centro del Perú S.A. – CENTROMIN PERÚ S.A. (hereinafter “CENTROMIN”) registered in Electronic Card 11009323 of the Registry of Companies of the Public Records Office in and for Lima and El Callao, identified by Tax ID Number (RUC) 20100176531, with principal place of business at Avenida Javier Prado 2175, San Borja, Lima 41, acting by and through its General Manager, Juana Rosa DEL CASTILLO VALDIVIA. identified by National Identity Card (DNI) 10551338.

The Master Agreement is entered into under the terms and conditions set forth in the following clauses:

ONE:                RECITALS

1.1                               On June 11, 2003, the Transfer Option Agreement of the Toromocho Mining Project (hereinafter the “OPTION AGREEMENT”) was entered into by and between CENTROMIN and the INVESTOR. By virtue of said document, the INVESTOR has the right to enter into, within the term established therein, a transfer agreement (hereinafter the “TRANSFER AGREEMENT”) of the ownership of the mining concessions that constitute the Toromocho Mining Project.

1.2                                 By Report 046-2003-EM-AAM/LS/AL dated July 4, 2003, referred to Writ 1394271 dated January 6, 2003, the Comprehensive Project for the Treatment of Acid Water of the Kingsmill Tunnel (herein after the COMPREHENSIVE PROJECT) submitted by several companies, as per procedural decision without number dated August 15, 2003 signed by the Director General of the Bureau of Environmental Affairs of the MINISTRY, was approved. The COMPREHENSIVE PROJECT was supplemented by virtue of the “Commitment Document for the Execution of the Comprehensive Environmental Cleaning Project of Kingsmill Tunnel” dated February 9, 2004, entered into by and between the pertinent responsible companies and which was subject matter of Writ 1464933 dated April 30, 2004. Said COMPREHENSIVE PROJECT has not been executed under the established terms and conditions.

1.3                                 By Resolution adopted during the meeting held on August 11, 2005, the Board of Directors of the Agency for the Promotion of Private Investment (hereinafter “PROINVERSIÓN”), pursuant to the provisions set forth in Article 3 of Supreme Decree 022-2005-EM, agreed that the execution of Environmental Cleaning Projects which are part of the Environmental Management and Compliance Programs (hereinafter “PAMA”) and the Closure Plans of CENTROMIN, be continued by the MINISTRY.

1.4                                 The INVESTOR has proposed the MINISTRY to supply, without any retribution or cost for CENTROMIN or the Peruvian State, the Acid Water Treatment Plant for Kingsmill Tunnel (hereinafter the “PLANT”). The PLANT includes the sludge disposal system. For this purpose, THE INVESTOR shall bear the total cost of the design, building and bringing into operation of the PLANT, as well as part of its operation, maintenance and closure costs.

1.5                                 Within the framework of pertinent regulations, the Peruvian State by Supreme Decree 027-2006-AG dated May 16, 2006, decided to reserve the ground waters of the Rumichaca, Huascacocha and Pucara sub-basins of the Mantaro River Basin in order to ensure water supply for the development of the Toromocho Mining Project.

1.6                                 By PROINVERSION Directors’ Resolution dated May 26, 2006, which text is part of the MASTER AGREEMENT, the execution of the Third Addendum (hereinafter the “ADDENDUM”) to the OPTION AGREEMENT was approved, whereby the obligation of the INVESTOR to deliver the PLANT is incorporated, assuming the total financing for the design, building and bringing into operation of the PLANT and for the hiring of the OPERATOR responsible for the design, building, operation, maintenance and closure of the PLANT, under the terms and conditions established in the MASTER AGREEMENT, as well as the costs and expenses for the operation, maintenance and closure of the PLANT, in the proportion corresponding to the State and according to the development of the mining operations of the Toromocho Mining Project.

The ADDENDUM is simultaneously executed with the MASTER AGREEMENT.

TWO:           PURPOSE OF THE AGREEMENT

The purpose of the Master Agreement is to regulate the way in which the INVESTOR shall deliver the PLANT, establishing the way in which the design, building, operation, maintenance and closure of the PLANT shall be carried out by the INVESTOR and the OPERATOR (understood within the scope indicated in Clause Three, Point 3.1.2 of the MASTER AGREEMENT), being possible to enter into supplementary agreements and issue regulations that may contribute to the fulfillment of this purpose.

THREE:    OBLIGATIONS

3.1                               The INVESTOR undertakes the obligation to deliver the PLANT, pursuant to the terms established in the MASTER AGREEMENT and other supplementary instruments.

In order to fulfill said general obligation, the INVESTOR shall undertake the following specific obligations:

3.1.1                        To select an independent engineering company with international prestige (hereinafter the “ENGINEER”) so that it may draft a feasibility study (hereinafter the “FEASIBILITY STUDY”) which shall determine, among other issues, the basic characteristics of the PLANT, including the most suitable technological process for the treatment of acid water and to minimize the environmental impacts, reducing, as far as possible, the area required for the disposal of sludge, and the optimum location for the PLANT.

3.1.2                        To call one or two Biddings (hereinafter the “BIDDING”) in order to select and hire an independent company with international prestige for the design, building, operation, maintenance and closure of the PLANT (hereinafter said company shall be referred to as the “OPERATOR”).

3.1.3                        To bear the total investment required for hiring the ENGINEER and for the design, building and bringing into operation of the PLANT, through the establishment of a private trust fund.

3.1.4                        Moreover, the INVESTOR shall bear as well the operation, maintenance and closure costs of the PLANT, in the proportion that corresponds to the State and according to the development of the Toromocho Mining Project as such. It is hereby understood that the concept “development of the Toromocho Mining Project as such” includes also the development of any mining project within any of the concessions subject matter of the OPTION AGREEMENT and the TRANSFER AGREEMENT. It is understood that the proportion corresponding to the State is the percentage share of the companies Puquiococha, Centraminas and CENTROMIN, pursuant to the terms set forth in the FEASIBILITY STUDY (as defined in Point 3.1.9 of the MASTER AGREEMENT). For this purpose, whenever the State is mentioned in the MASTER AGREEMENT, it shall be understood that said three (3) companies are being exclusively alluded to. Likewise, it is hereby understood also that whenever the MASTER AGREEMENT mentions the INVESTOR as the company responsible for the share corresponding to the State, said affirmation shall not imply that it shall not assume also any major share arising from the development of the Toromocho Mining Project as such. In other words, the INVESTOR shall assume, at least, the share corresponding to the State, notwithstanding that if the development of the Toromocho Mining Project as such leads to a major share with respect to the share percentage in the operation, maintenance and closure costs of the PLANT, said major costs shall be assumed by the INVESTOR.

3.1.5                        If the two BIDDINGS are called off, the INVESTOR shall be released from the obligation of delivering the PLANT and calling additional BIDDINGS. However, the INVESTOR shall still be under the obligation to maintain its contribution to the trust fund under the terms established in the ADDENDUM and to contribute in the proportion corresponding to the State and the mining operations derived from the Toromocho Mining Project as such with regard to operation, maintenance and closure expenses in the event that the PLANT is built in the future by any other way. In such case, the contribution to the building costs and the operation, maintenance and closure expenses shall be determined according to the percentage that corresponds to the INVESTOR pursuant to the following point.

3.1.6                        With regard to the case mentioned in the foregoing point, if the PLANT is executed in the future and its execution costs are higher than the amount in the trust fund, the INVESTOR shall be obliged to contribute with at least the participation percentage corresponding to the State and, if this is the case, to the mining operations derived from the development of the Toromocho Mining Project as such, pursuant to the FEASIBILITY STUDY. The contribution to the trust fund shall be deduced from the amount corresponding to the INVESTOR. It is also understood that this obligation shall remain in force insofar as the PLANT is executed following the criteria of technical and economic efficiency.

3.1.7                        If the contribution to the trust fund is higher than the one corresponding to the State for the building of the PLANT, the excess shall be considered to cover the future expenses and costs for the operation, maintenance and closure of the PLANT that correspond to the INVESTOR.

3.1.8                        The total amount of the investment required for the design, building and bringing into operation of the PLANT shall be established in the FEASIBILITY STUDY to be performed by the ENGINEER.

3.1.9                        The participation of the pertinent responsible companies in the operation, maintenance and closure costs shall be determined based on a study (hereinafter the “STUDY”) carried out by the specialized technical advisor of the highest level assigned by the MINISTRY, to the expense of the trust fund, previous to the bringing into operation of the PLANT and subsequently through periodic updating carried out by the OPERATOR and approved by the MINISTRY. The STUDY shall determine the percentage - that corresponds to each company - of acid water from the Kingsmill Tunnel that comes from the mining concessions and premises owned by said companies. The STUDY shall be updated at least once a year and its conclusions, once they are approved by the MINISTRY, shall be binding for the INVESTOR, the pertinent concessionaire companies, and the OPERATOR.

3.1.10                  To bear, at the expense of the trust fund, the cost for the supervision of the design, building and bringing into operation activities of the PLANT, as well as those of the inspection required by the MINISTRY.

3.1.11                  Within a period of thirty (30) calendar days following the execution of the MASTER AGREEMENT, to constitute a private trust fund with a total contribution of US$15,000,000 (Fifteen Million US Dollars), with the participation of the MINISTRY as trustee. The trust agreement represents Exhibit 4 of the ADDENDUM. The sole purpose of the trust fund is to cover all the expenses and costs related to the delivery of the PLANT, including the hiring of the ENGINEER, the drafting of the FEASIBILITY STUDY, the calling of the BIDDING to select the OPERATOR and its subsequent hiring, as well as the design, construction and bringing into operation of the PLANT and, in general, to finance all the activities needed to deliver the PLANT and bring it into operation, including – if necessary - the installation of a pilot plant to be used to determine the characteristics the PLANT must have. The cost for the establishment and maintenance of the trust fund shall be borne by the INVESTOR up to thirty (30) calendar days following the date in which the PLANT is brought into operation. Once the PLANT starts operating, the maintenance cost of the trust fund shall be borne by the INVESTOR in the same proportion of participation to the operation, maintenance and closure costs, in accordance with the STUDY.

If no OPERATOR is selected as a result of the BIDDING, the INVESTOR shall be obliged to pay the trust fund maintenance expenses accrued up to thirty (30) calendar days following the date when the second BIDDING was called off.

3.1.12                  The INVESTOR agrees to increase the initial contribution to the trust fund with the additional investment amount that may be deemed necessary for the design, building and bringing into operation of the PLANT as determined in the FEASIBILITY STUDY. If the total amount of the investment is less than the total amount contributed to the trust fund by the INVESTOR, the excess shall be allotted to cover future operation, maintenance and closure expenses and costs charged to the State or to the mining operations derived from the development of the Toromocho Mining Project as such.

3.1.13                  To annually contribute to the trust in the percentage corresponding to the State or to the mining operations derived from the development of the Toromocho Mining Project as such, if applicable, according to the terms established in the STUDY, the necessary resources for the operation, maintenance and closure expenses and costs of the PLANT.

3.1.14                  The INVESTOR shall assume the environmental responsibility as provided for in the OPTION AGREEMENT, including EXHIBIT OT3 and the ADDENDUM. It is hereby understood that the ADDENDUM or the Master Agreement do not imply any amendment to the scope regarding the environmental responsibility established in the OPTION AGREEMENT and its EXHIBIT OT3, except for the obligation of the INVESTOR to bear the costs for the operation, maintenance and closure of the PLANT in the proportion that corresponds to the State.

3.1.15                  It is hereby also understood that the INVESTOR shall assume no responsibility before the State or third parties for the consequences that might arise from the non-execution or faulty execution of the PLANT, or from the faulty drafting of the FEASIBILITY STUDY, or of the detail designs that may be necessary for the building of the PLANT, which may arise before or during the building process. The INVESTOR shall not be responsible either for any problem that may arise due to the inadequate operation of the PLANT or of its environmental impacts. Such responsibilities shall be borne by the ENGINEER and/or the OPERATOR as the case may be. This Point is invalid if the INVESTOR has not delivered the PLANT.

3.2                                 The MINISTRY undertakes the following responsibilities:

3.2.1                        To issue all the provisions that may be necessary for the design, execution and operation of the PLANT, as provided for by the MASTER AGREEMENT, as well as for the execution of the STUDY and its periodic updates.

3.2.2                        It is hereby understood that among the minimum specifications that the MINISTRY shall establish, there are:

a.                                       The way in which the companies, comprised in the COMPREHENSIVE PROJECT and/or in the STUDY, shall participate regarding the operation, maintenance and closure costs of the PLANT, as well as in the pertinent financial guarantees.

b.                                      The quality standards that the water shall meet once it is treated in the PLANT.

c.                                       The building term.

d.                                      The way in which the existing situation shall be adopted, due to the non-execution of the COMPREHENSIVE PROJECT, notwithstanding the INVESTOR obligation to deliver the PLANT under the terms and conditions established in the MASTER AGREEMENT.

e.                                       The manner in which the ENGINEER in charge of drafting the FEASIBILITY STUDY shall be selected and its terms of reference. These terms shall take into account that the FEASIBILITY STUDY to be drafted shall contain the minimum requirements to ensure, as far as possible, the approval of environmental aspects, among others, according to the applicable regulations.

f.                                         The process for the approval of the general characteristics of the PLANT as established in the FEASIBILITY STUDY through the MINISTRY’S Bureau of Mining Environmental Affairs.

g.                                      In general, the definition and approval by the Ministry of the critical stages of the process.

Such critical stages shall be in charge of the INVESTOR and shall include, at least, the following:

i.                                          Selection of the ENGINEER who shall draw up the FEASIBILITY STUDY.

ii.                                     Drawing up of the terms of reference for the FEASIBILITY STUDY.

iii.                                  Drawing up of the FEASIBILITY STUDY.

iv.                                   Drawing up and approval of the Terms and Conditions of the BIDDING in order to select the OPERATOR.

v.                                    Formulation of queries and pertinent replies.

vi.                                 Awarding of the contract.

vii.                              Contracting the OPERATOR.

viii.                             Drawing up and approval of the engineering designs for the PLANT.

ix.                                   Control of the PLANT’S building process.

x.                                      Carrying out the tests for bringing the PLANT into operation and receiving it in good working order.

h)                                   The manner in which the fees for the treatment of acid water and the resulting sludge shall be established and approved complying with the proposal of the OPERATOR.

It is hereby understood that for the regulation of Items b, c and g, the MINISTRY shall take into consideration the proposals made by the INVESTOR, which shall be supported by the technical recommendations provided by the ENGINEER and/or OPERATOR, as applicable. With regard to Item e, the INVESTOR shall be able to provide recommendations to the MINISTRY without the opinion of third parties.

3.2.3.                     In general, the MINISTRY shall regulate all the elements needed for the ENGINEER to draw up the FEASIBILITY STUDY of the PLANT and for its approval. This is required for to INVESTOR to call the BIDDING, within a clear technical and legal framework that may provide certitude to possible bidders, encouraging the biggest possible number of bidders.

3.2.4.                     The MINISTRY shall oversee the fulfillment, by the OPERATOR, of the conditions established in the MASTER AGREEMENT and the supplementary regulations for the design, building, operation, maintenance and closure of the PLANT. The INVESTOR, at the expense of the trust, shall be able to contribute to the execution of these activities, provided if the MINISTRY requires it.

3.2.5                        The MINISTRY shall establish the appropriate mechanisms and procedures to ensure the participation of technical representatives from the Regional Government of Junin during the inspection of the activities derived from the execution of the Master Agreement.

3.2.6                        The MINISTRY shall make its best efforts so the OPERATOR may obtain the permits needed for the execution of the PLANT.

3.3                                 CENTROMIN undertakes the following responsibilities:

3.3.1                        To provide the INVESTOR with the land whereon the PLANT shall be built and where the sludge from the water treatment shall be disposed of pursuant to the regulations in force. Furthermore, it shall ensure the necessary right of way to bring the water to be treated from the entrance of the Kingsmill Tunnel or from the point of collection to the PLANT. If as a result of the FEASIBILITY STUDY it is determined that the PLANT may not be located on the land owned by CENTROMIN or if the land is insufficient, the INVESTOR or the OPERATOR may proceed to purchase the necessary land at the expense of the trust fund.

3.2.2                        The INVESTOR shall deliver the PLANT to CENTROMIN or to the entity determined by the MINISTRY, once it has finished its construction, it has complied with the protocols and tests for its bringing into operation and once the PLANT is fit to function. It is understood that the PLANT shall be brought into operation once the tests stage is completed.

3.3.3                        The PLANT shall be owned by CENTROMIN or the entity that the MINISTRY may determine, in accordance with Supreme Decree 022- 2005-EM.

3.3.4                        The use of the treated water shall be subject to the regulations in force.

3.3.5                        All the aspects related to the fulfillment of the obligations and environmental responsibilities of CENTROMIN shall be subject to the provisions established in the OPTION AGREEMENT, the ADDENDUM and the MASTER AGREEMENT.

3.4                               Obligations of the OPERATOR

3.4.1                        The OPERATOR shall undertake any responsibility that may arise from the inadequate execution or operation of the PLANT, as well as from its inadequate design. Accordingly, the following obligations of whomever may execute or operate the PLANT shall be incorporated to the pertinent contracts or contracts:

3.4.1.1               To take up civil liability insurances, insurance against failures in the design and construction of the works, works insurance, for the total amount and against all risks, fire insurance and against related lines, including risk of strikes, riots, civil commotions, wilful damage, vandalism, terrorism and natural disasters.

3.4.1.2               Granting of surety bonds that guarantee the fulfillment of the obligations related to the design, building, operation, maintenance and closure of the PLANT.

3.4.1.3               The conditions for taking out insurances and granting surety bonds shall be determined by the Terms and Conditions of the BIDDING to be called.

3.4.2                        The OPERATOR shall be responsible for the fulfillment of the environmental legislation that may be applied to the design, building, operation and closure of the PLANT. The OPERATOR shall also be responsible for any consequence that may arise from the faulty operation of the PLANT.

3.4.3                        The OPERATOR shall carry out the design, building, operation, maintenance and closure of the PLANT according to the specifications indicated in the FEASIBILITY STUDY which shall take into account the minimum specifications determined by the MINISTRY.

FOUR:           ARBITRATION

4.1                                 Any disputes and controversies that may rise between the PARTIES with regard to the interpretation, execution, fulfillment, rate regimen and any other aspect related to the existence, validity, efficacy or termination of the MASTER AGREEMENT shall be resolved directly between the PARTIES within a period of thirty (30) calendar days counted as from the date in which one PARTY notifies the other, in writing, about the existence of a dispute or controversy (hereinafter the “TERM FOR DIRECT SETTLING”). The PARTIES shall establish a procedure in order to carry out said direct settling. It shall be also understood that the disputes wherein the State has legal imperative jurisdiction shall not be subject to arbitration, especially if they are related to environmental issues.

4.2                                 In the event that the PARTIES, within the TERM FOR DIRECT SETTLING, cannot solve the dispute or controversy, they shall determine whether they are technical or non-technical disputes or controversies. The technical disputes or controversies (hereinafter “TECHNICAL CONTROVERSY”) shall be solved pursuant to the procedure established in Point 4.3 of the MASTER AGREEMENT. The disputes and controversies that are not technical (hereinafter “NON-TECHNICAL CONTROVERSY”) shall be solved pursuant to the procedure set forth in Point 4.7 of the MASTER AGREEMENT. If the PARTIES do not reach an agreement within the TERM FOR DIRECT SETTLING about whether the dispute or controversy is a TECHNICAL CONTROVERSY or a NON-TECHNICAL CONTROVERSY, said dispute or controversy shall be considered a NON-TECHNICAL CONTROVERSY and shall be solved pursuant to the pertinent procedure set forth in Point 4.7 of the MASTER AGREEMENT.

4.3                                 Any and all TECHNICAL CONTROVERSIES not solved directly by the PARTIES within the TERM FOR DIRECT SETTLING shall be submitted to the final and non-appealable decision of an independent expert of acknowledged prestige (hereinafter the “EXPERT”), through an aequo et bono arbitration, pursuant to the Regulations and Bylaws of the Centre of National and International Conciliation and Arbitration of the Chamber of Commerce in and for Lima (hereinafter the “CENTER”) to which regulations the PARTIES shall be subject unconditionally. The EXPERT shall be appointed by the PARTIES by mutual agreement within three (3) calendar days following the determination of the existence of a TECHNICAL CONTROVERSY. Otherwise, the EXPERT shall be appointed pursuant to the Regulations of the CENTER. The EXPERT shall have ample experience with regard to the pertinent TECHNICAL CONTROVERSY and shall have no conflict of interests with any of the PARTIES at the moment of his appointment as such, or during the procedure for solving the controversy submitted to his decision.

4.4                                 The EXPERT may request the PARTIES the information that said EXPERT may deem convenient to solve the TECHNICAL CONTROVERSY. The EXPERT may produce the evidence and request the PARTIES or third parties, the evidence and reports deemed necessary. The EXPERT shall issue the arbitration award within a period of sixty (60) calendar days following his appointment, which may be extended pursuant to the Regulations of the CENTER. The procedure for the solving of a TECHNICAL CONTROVERSY shall be carried out in the city of Lima, Peru, except when the production of evidence must be carried out in another city according to the EXPERT criteria.

4.5                                 The arbitration award shall be definitive, non-appealable and of immediate execution.

4.6                                 The EXPERT shall keep absolutely secret and in the strictest confidentiality all the information that he may gather due to his participation in the solving of a TECHNICAL CONTROVERSY.

4.7                                 The NON-TECHNICAL CONTROVERSIES shall be solved by arbitration of law, which shall be carried out before the CENTER, to whose Regulations and Bylaws the PARTIES submit unconditionally. Law 26572 of the General Law of Arbitration shall apply as a supplement.

4.8                                 The arbitration shall take place in the city of Lima, Peru, and shall be conducted in the Spanish language. The pertinent arbitration award shall be issued within a period of sixty (60) calendar days following the establishment date of Arbitration Court, unless the arbitrators decide to extend such term.

4.9                                 The Arbitration Court shall consist of three (3) members. Each PARTY shall appoint an arbitrator. The third arbitrator shall be appointed, in turn, by the two arbitrators, and shall also act as president of the Arbitration Court. In the event that the two arbitrators do not reach an agreement regarding the appointment of the third arbitrator within a period of ten (10) calendar days following the date of appointment of the second arbitrator, the third arbitrator shall be appointed by the CENTER at the request of any of the PARTIES.

4.10                           If one of the PARTIES does not appoint an arbitrator within a period of ten (10) calendar days following the request for the appointment, it shall be considered that such PARTY has waived its right and the arbitrator shall be appointed by the CENTER at the request of the other PARTY.

4.11                           The PARTIES agree that the arbitration award issued by the Arbitration Court shall be definitive, non-appealable and of immediate execution.

4.12                           Notwithstanding the provisions established in Points 4.3 and 4.7 of the MASTER AGREEMENT, the PARTIES hereby agree that, as provided for by the applicable laws, the judges and courts of the Judicial District of Lima, Peru shall be competent to order any preliminary injunction supporting any arbitration or measure related to the arbitration award, or to its fulfillment. Furthermore, they shall be competent in case any of the PARTIES decides to file an appeal for annulment of the arbitration award.

4.13                           During the development of the arbitrations established in the abovementioned Points 4.3 and 4.7, the PARTIES shall continue with the execution of their contractual obligations, as far as possible, including the obligations subject to arbitration. If the matter of arbitration were the fulfillment of the obligations guaranteed with the letter of guarantee mentioned in Point 3.11 of the ADDENDUM and indicated in the second paragraph of Point 1.4 of the MASTER AGREEMENT, the applicable term shall be suspended and said guarantee shall not be executed and shall be kept in full force and effect during the arbitration procedure.

4.14                           All the expenses incurred in the solving of a TECHNICAL CONTROVERSY or a NON-TECHNICAL CONTROVERSY, including the fees of the EXPERT or the arbitrators participating in the solving of said controversies shall be covered at the expense of the trust.

4.15                           The PARTIES hereby expressly, unconditionally and irrevocably waive any diplomatic or international claim related to the execution of the MASTER AGREEMENT. Furthermore, the PARTIES hereby waive the right to file an appeal or challenge before the judges and courts of Peru or any other country.

The PARTIES hereby agree that the decisions taken by the Arbitration Court shall be final and non-appealable.

Lima, June 12, 2006

THE MINISTRY	THE INVESTOR

By: (signed) Rómulo Mucho Mamani /Seal	By: (signed) Charles G. Preble

THE INVESTOR	CENTROMIN

By: (signed) Thomas J. Findley (illegible signature)	By: (signed) Juana Rosa Del Castillo Valdivia

EXHIBIT TWO

LOCAL BANKS

BANCO CONTINENTAL

BANCO DE CRÉDITO DEL PERÚ

BANCO INTERAMERICANO DE FINANZAS – BIF

BANCO INTERNACIONAL DEL PERU S.A.A. – INTERBANK

SCOTIABANK PERÚ S.A.A

BANQUE BNP PARIBAS – ANDES S.A.

CITIBANK N.A., SUCURSAL DE LIMA

FOREIGN BANKS

Prime Banks according to Official Letter 010-2005-BCRP, published in the Official Gazette El Peruano on June 30, 2005.

Updated list of Prime Banks

OFFICIAL LETTER 010-2005- BCRP

Lima, June 28, 2005

In accordance with the provisions set forth in Article 216 of the General Law of the Financial and Insurance Systems - Organic Law of the Superintendency of Banking and Insurance Companies (Law 26702), the list of Prime Banks which replaces the list notified by Official Letter 011-2004-EF/ 90 dated June 23, 2004 is hereby updated.

It shall be taken into consideration that within the concept of prime financial institutions, the head offices mentioned in the affixed list are included as well as all the headquarters. Likewise, the subsidiaries that are banks whereupon the head office has participation of at least two thirds of stockholding are also induced therein.

RENZO ROSSINI MINAN
General Manager

List of Prime Banks

	BANK	COUNTRY
1	Bayerische Hypo-und Verelnsbank Aktiengesellfschaft	Germany
2	Bayerische Landesbank	Germany
3	Bremer Landesbank Kreditanstalt Oldenburg-Girozentrale	Germany
4	Commerzbank Aktiengesellschaft	Germany
5	DekaBank Deutsche Girozentrale	Germany
6	Deutsche Apotheker – und Aerztebank eG	Germany
7	Deutsche Bank Aktiengesellschaft	Germany
8	Deutsche Genossenachofta Hypothekenbanl DC	Germany
9	Deutsche Postbank Aktiengesellschaft
10	Deutsche Zentral – Genossenschaftsbank- DZ Bank Aktiengesellschaft
11	Dresdner Bank Aktiengesellschaft	GERMANY
12	Eurohypo Aktiengesellschaft	GERMANY
13	HSH Nordbank Aktiengesellschaft	GERMANY
14	IKB Deutsche Industriebank Aktiengesellschaft	GERMANY
15	Kreditanstal: fur Wiederaulbau – KIW Group- KIW Bankengruppe	GERMANY
16	Landesbank Baden- Wuerttenberg	GERMANY
17	Landesbank Berlin – Girozentrale	GERMANY
18	Landesbank Hassen- Thoeringen Girozentrale- HELABA	GERMANY
19	Landesbank Sachsen Girozentrale	GERMANY
20	Landeskredtbank Baden- Wuerttemberg- Forderbank	GERMANY

21	Landwirtschaffliche Rentenbank	GERMANY
22	LRP Landesbank Rheinland-Pfalz	GERMANY
23	Norddeutsche Landesbank Girozentrale NORD/LB	GERMANY
24	NRW BANK	GERMANY
25	Volkswagen Bank GmbH	GERMANY
26	WestID Aktiengesellschaft	GERMANY
27	Australia and New Zealand Banking Group	AUSTRALIA
28	Commonwealth Bank of Australia	AUSTRALIA
29	Macquarie Bank Limited	AUSTRALIA
30	National Australia Bank	AUSTRALIA
31	St. George Bank Limited	AUSTRALIA
32	Suncorp – Metway Limited	AUSTRALIA
33	Westpac Banking Corporation	AUSTRALIA
34	Bank Austria Creditanstalt Aktiengesellschaft	AUSTRIA
35	Erste Bank der Oesterreichischen Sparkassen Aktiengesellschaft	AUSTRIA
36	Dexla Bank – Dexia Bank Belgium	BELGIUM
37	Euroclear Bank	BELGIUM
38	Fortis Bank NV/SA	BELGIUM
39	ING- ING Belgium SA/NV	BELGIUM
40	KBC – Bank NV	BELGIUM
41	Banque du Montreal – Bank of Montreal	CANADA
42	Bank of Nova Scotia (The)- SCOTIABANK	CANADA
43	Banque Nationale du Canada- National Bank of Canada	CANADA
44	Canadian Imperial Bank of Commerce CIBC	CANADA
45	Royal Bank of Canada RBC	CANADA
46	Toronto Dominion Bank	CANADA
47	Citibank Korea Inc.	KOREA
48	Export-Import Bank of Korea	KOREA
49	Industrial Bank of Korea	KOREA
50	Kookmin Bank	KOREA
51	Korea Development Bank	KOREA
52	Korea First Bank	KOREA
53	Danske Bank A/S	DENMARK
54	Jyske Bank Aktieselskab (Group)	DENMARK
55	Nordea Bank Danmark Group Aktieselskab	DENMARK
56	American Express Centurion Bank	USA
57	American Express Credit Corporation	USA
58	American General Finance Corporation	USA
59	Amsouth Bank	USA
60	Banco Popular de Puerto Rico	USA
61	Bank of America, National Association	USA
62	Bank of America, National Association(USA)	USA
63	Bank of New York, The	USA
64	Bank of the West	USA
65	BankNorth, National Association	USA
66	Bear Stearns Companies Incorporated	USA
67	Branch Banking and Trust Company	USA
68	Charles Schwab Corporation	USA
69	Charter One Bank, National Association	USA
70	Chase Bank USA, National Association	USA
71	CIT Group, Incorporated	USA

72	Citibank (Nevada) National Association	USA
73	Citibank (South Dakota) National Association	USA
74	Citibank National Association	USA
75	Citigroup Global Markets Holdings Incorporated	USA
76	Citizens Bank of Massachusetts	USA
77	Citizens Bank of Pennsylvania	USA
78	Comerica Bank	USA
79	Compass Bank	USA
80	Credit Suisse First Boston (USA), Incorporated	USA
81	Deutsch Bank Securities Incorporated	USA
82	Deutsch Bank, Trust Company Americas	USA
83	Discover Bank	USA
84	Fifth Third Bank, Michigan	USA
85	Fifth Third Bank, Ohio	USA
86	First Hawaiian Bank	USA
87	First: Tennessee Bank, National Association	USA
88	Fleet Bank (Rhode Island) National Association	USA
89	Fleet National Bank	USA
90	Goldman Sachs Group Incorporated	USA
91	Harris Trust and Savings Bank	USA
92	Hibernia National Bank	USA
93	HSBC Bank USA	USA
94	Huntington National Bank	USA
95	JP Morgan Chase Bank, National Association	USA
96	KeyBank National Association	USA
97	LaSake Bank, National Association	USA
98	Lehman Brothers Holdings Incorporated	USA
99	Lehman Brothers Incorporated	USA
100	M&I Marshall and Sisley Bank	USA
101	M&T Bank- Manufacturers and Traders Trust Company	USA

EXHIBIT 3

BID BOND (Model)

***DATE***

Messrs.

Agenda de Promoción de la Inversión Privada

PROINVERSIÓN

Paseo de la República 3361, Piso 9

San Isidro,

Lima – Peru

Subject:                Third Addendum to the Option Agreement
for the Transfer of the Toromocho Mining Project

Dear Sirs,

We hereby grant a joint and several bond, unconditional, irrevocable, without the benefit excussio and of automatic execution in favour of Agenda de Promocón de la Inversión Privada - PROINVERSION for US$15,000,000 (Fifteen Million US Dollars) in guarantee of the true performance of the obligations assumed by MINERA PERÚ COPPER S.A. with respect to the establishment and initial contribution to the trust fund aimed at financing the activities required to deliver and bring the Acid Water Treatment Plant for the Kingsmill Tunnel into operation, pursuant to the provisions set forth in the Third Addendum to the Option Agreement for the Transfer of the Toromocho Mining Project, entered into on XXXX. This guarantee is valid for a period of sixty (60) days, counted as from XXXX and expiring on XXXXX at 12 noon.

Any and all obligations of the Bank with respect to this bond shall be legally ineffective fifteen (15) days following the expiry of the bond and any appeal filed against it, in order to be considered valid, shall be officially notified before said date, pursuant to Article 1898 of the Peruvian Civil Code.

This bond can be executed by a written request forwarded to our offices, located at XXXXX Lima, PERU.

In order to honour the bond in your favour a request forwarded by PROINVERSIÓN through a Notary Public shall suffice, and any delay on our part to honour it shall accrue interest equivalent to the maximum active LIBOR rate of 3 months published by REUTER plus a margin of 3%. Interest shall be accrued as from the date on which the request to honour the bond was served.

Yours Sincerely,

Signature and Seal of two Bank Officials

In the event of the presentation of a STANDBY LETTER OF CREDIT, it shall be issued by any of the foreign banks mentioned in Exhibit 2. with the same characteristics of the bond, notified and confirmed by any of the local banks listed in said Exhibit 2, issued in favour of PROINVERSIÓN, for the same term and amount of the indicated Bond. The guaranteed events and those that entail the execution of the Standby Letter of Credit shall be exactly the same as those described in the Bond model.

EXHIBIT FOUR

You are kindly requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the TRUST ADMINISTRATION AGREEMENT (the “AGREEMENT”) entered into by and between:

Acting in its capacity as “TRUSTOR”:

MINERA PERÚ COPPER S.A. (hereinafter “MINERA PERÚ COPPER” or the TRUSTOR”, indistinctively) joint stock company incorporated under the laws of the Republic of Peru, registered on Entry 00001 of Electronic Card 11532703 of the Registry of Companies in and for Lima, identified by Tax ID Number (RUC) 20506675457, with principal place of business at Avenida San Borja Norte 1302, San Borja, Lima 41, acting by and through Charles G. PREBLE, identified by Allen ID Card (CE) 000084967, and Thomas J. FINDLEY, identified by Alien ID Card (CE) 114608 as per powers of attorney registered on Entry C-00003 and Entry D-0002 of Electronic Card 11532703 of the Registry of Companies of the Public Records Office in and for Lima.

Acting in its capacity as “TRUST BENEFICIARY”:

MINISTRY OF ENERGY AND MINES (hereinafter the “MINISTRY” or the “TRUST BENEFICIARY”, indistinctively) identified by Tax ID Number (RUC) 20131368829, with principal place of business at Av. Las Artes Sur 260 - San Borja, Lima 41, acting by and through the Vice-Minister of Energy and Mines, Rómulo MUCHO MAMANI, identified by National Identity Card (DNI) 01208105, appointed as per Supreme Resolution 021-2006-EM dated April 27, 2006, and authorized as per Ministerial Resolution 282-2006-MEM/DM dated June 9, 2006.

Acting in its capacity as “TRUSTEE”:

SCOTIABANK PERU S.A.A. (formerly Banco Wiese Sudameris S.A.A.) identified by Tax ID Number (RUC) 2010043140, with principal place of business at Dionisio Derteano 102, District of San Isidro, Province and Department of Lima, acting by and through Francisco Javier SARDÓN DE TABOADA, identified by National Identity Card (DNI) 30849716 and Alfredo DANCOURT IRIARTE, identified by National Identity Card (DNI) 07819600, as per powers of attorney registered on Entry C 00145 of Electronic Card 11008578 of the Registry of Companies in and for Lima and El Callao (hereinafter the “TRUSTEE”).

It is hereby certified that by Shareholder’s Meeting held on April 28, 2006 it was agreed to change the name of Banco Wiese Sudameris to Scotiabank Perú S.A.A., which proceeding will be in due time executed as provided for by law.

Moreover, this AGREEMENT is entered into with the participation of the Agency for the Promotion of Private Investment (hereinafter “PROINVERSION”) identified by Tax ID Number (RUC) 20380799643, with principal place of business at Avenida Paseo de la República 3361, Piso 9, San Isidro, Lima, acting by and through its Executive Director

René CORNEJO DiAZ, identified by National Identity Card (DNI) 07189444, appointed as per Ministerial Resolution 180-2004-EF/10 dated March 22, 2004, and ratified by Supreme Decree 015-2006-EF.

This AGREEMENT is entered into under the terms and conditions set forth in the following clauses:

ONE:                  INTERPRETATION AND DEFINITIONS

In order to understand this AGREEMENT, the parties hereby agree to the following:

1.1.                              The headings of the Clauses of this AGREEMENT are merely expository and shall not be taken into consideration for the interpretation of its contents.

1.2.                              The references established in this AGREEMENT with respect to a Clause, Point, Subparagraph, Section or Exhibit refer to the clause, point, subparagraph, section or exhibit of this AGREEMENT.

1.3.                              The references made herein with respect to a Clause, include all the Points, Subparagraphs and Sections established therein and the references made with regard to a Point, Subparagraph or Section include all the paragraphs established therein.

1.4.                              Unless the context may require a different interpretation, the plural includes the singular and vice versa; and the masculine includes the feminine and vice versa.

1.5.                              Any enumeration or concept relation that may include the disjunctive conjunction “or” constitutes one of the elements of said enumeration or relation.

1.6.                              Any enumeration or concept relation that may include the copulative conjunction “and” includes any and all of the elements from such enumeration or relation.

1.7.                              Any accounting term used herein shall have the meaning and the scope corresponding to them under the Accounting Principles Generally Accepted in Peru.

1.8.                            The words appearing in capital letters shall be respectively understood as follows:

1.9.                            ASSETS: The amounts of money incorporated into the TRUST ESTATE, which come from (i) the INITIAL CONTRIBUTION; (ii) the ADDITIONAL CONTRIBUTIONS; (iii) the results from the execution of the POLICIES: (iv) the execution of the SURETY BONDS; (v) the INVESTMENTS and the profits generated from said INVESTMENTS.

1.10.                      INITIAL CONTRIBUTION: The amount of US$15,000,000 (Fifteen Million and US Dollars) that MINERA PERÚ COPPER shall transfer to the TRUST ESTATE pursuant to the provisions set forth in the MASTER AGREEMENT, the OPTION AGREEMENT and Point 4.4:1. of Clause Four hereof.

1.11.                      ADDITIONAL CONTRIBUTIONS: The contributions that must be transferred to the TRUST ESTATE pursuant to the following:

1.11.1.               The exceeding additional contributions to the INITIAL CONTRIBUTION that MINERA PERÚ COPPER shall make to the TRUST ESTATE in order to complete the cost of all the activities required to finish the design, building and bringing into operation of the PLANT and other activities related to this objective pursuant to the provisions set forth in the MASTER AGREEMENT and the OPTION AGREEMENT.

1.11.2                  The annual contributions that MINERA PERÚ COPPER and/or the companies incorporated as SUPPLEMENTARY TRUSTORS shall make in order to pay for the expenses and costs with regard to the operation, maintenance and closure of the PLANT, pursuant to the provisions set forth in the MASTER AGREEMENT and the OPTION AGREEMENT, as provided for by the STUDY.

1.11.3                  The contributions that the TRUSTOR and the SUPPLEMENTARY TRUSTORS shall make in order to pay for the expenses with regard to the TRUST ESTATE as provided for by Clause Eighteen hereof, as provided for by the STUDY.

It must be taken into consideration that in accordance with the provisions set forth in Point 3.14 of the Third Addendum to the OPTION AGREEMENT, if MINERA PERÚ COPPER establishes its own drainage recovery system and; therefore, the waste water and filtrations from the operations of the Toromocho Mining Project as such would not be spilled into the Kingsmill Tunnel, as provided far by an independent audit, MINERA PERÚ COPPER shall be released from the obligation of carrying out the ADDITIONAL CONTRIBUTIONS indicated in Points 1.11.2 and 1.11.3, except for the acid water corresponding to the Estate and provided it would not have to be recovered through the system implemented by MINERA PERÚ COPPER.

1.12.                      DEPOSITARY BANK: A company of the national financial system authorized by the Superintendency of Banking and Insurance Companies (SBS) to act as a bank company, in which the COLLECTION ACCOUNTS shall be opened. This entity shall have a risk classification of no less than “A-”, in accordance with the provisions set forth by Resolution 672-97 issued by the SBS or the regulations that may replace it.

For the purpose of this AGREEMENT, as of this date, the DEPOSITARY BANK is Scotiabank Peru S.A.A.

1.13.                        CENTER: The National and International Arbitration and Conciliation Centre of the Chamber of Commerce in and for Lima.

1.14.                        CENTROMIN: Empresa Minera del Centro Peru S.A. – CENTROMIN PERÚ S.A.

1.15.                        COMMITTEE: The organism presided over by a representative of the MINISTRY and constituted by one representative from PROINVERSION and one from MINERA PERÚ COPPER. During the meetings held by the COMMITTEE, the only person who will be able to participate without the right to vote is the technical representative from the Regional Government of Junin called to perform the pertinent inspection with respect to the issues of his competence. The COMMITTEE shall be in charge of authorizing, at the request of MINERA PERÚ COPPER, the issuance of the INSTRUCTIONS to be delivered by the TRUSTOR to the TRUSTEE.

It is hereby established that the COMMITTEE cannot resolve on issues related to any expense; therefore, the INSTRUCTIONS related to expenses authorizations shall be supported in the proposals made by the TRUSTOR.

1.16.                        AGREEMENT: This Trust Administration Agreement and its pertinent Exhibits, which may be amended from time to time, prior agreement between the parties.

1.17.                        AGREEMENT FOR THE DESIGN, BUILDING, EQUIPMENT AND BRINGING INTO OPERATION: The agreement to be entered into with the OPERATOR for the building, equipment, bringing into operation, operation, maintenance and closure of the PLANT.

1.18.                        OPTION AGREEMENT: The Transfer Option Agreement of the Toromocho Mining Project entered into by and between MINERA PERÚ COPPER and CENTROMIN on June 11, 2003. This definition includes its amendments dated November 12, 2003; August 26, 2004; and June 9, 2006.

1.19.                        MASTER AGREEMENT: The Master Agreement for the Design. Building, Operation, Maintenance and Closure of the Acid Water Treatment Plant for the Kingsmill Tunnel held on June 9, 2006 entered into by and between the MINISTRY, MINERA PERÚ COPPER and CENTROMIN. The purpose of the MASTER AGREEMENT is to regulate the delivery of the PLANT by MINERA PERÚ COPPER, by establishing the way in which the design, building, operation, maintenance and closure of the PLANT shall be carried out by MINERA PERÚ COPPER and the OPERATOR: being able to enter into additional agreements and incorporating also supplementary regulations that may contribute to the fulfillment of the above mentioned objective.

1.20.                        DESTINATION ACCOUNT: MINERA PERÚ COPPER bank accounts which may be opened in any company of the national financial system, which number and other pertinent information shall be timely notified to the TRUSTEE by MINERA PERÚ COPPER.

1.21.                        COLLECTION ACCOUNTS: The interest-bearing accounts opened in the DEPOSITARY BANK on behalf of the TRUST ESTATE, under the name “MINERA PERÚ COPPER TRUST – KINGSMILL PLANT FINANCING”, wherein the TRUST ESTATE resources will be deposited as provided for by this AGREEMENT. The COLLECTION ACCOUNTS shall be opened in DOLLARS and/or Nuevos Soles, and notified in due time by the TRUSTEE to MINERA PERÚ COPPER. In the event rate exchange transactions are required, the preferential exchange rate of the DEPOSITARY BANK shall be applied upon execution of the transaction.

Likewise, as COLLECTION ACCOUNTS are interest-bearing accounts, the parties agree that MINERA PERÚ COPPER may deal with the DEPOSITARY BANK regarding the interest rate to be paid for deposits performed in the COLLECTION ACCOUNTS.

1.22.                        DAY: A calendar day. It comprises a period of twenty four (24) hours beginning at 0:00 hrs. and ending at 24:00 hrs.

1.23.                        BUSINESS DAY: The working days in Peru, which do not include Saturdays, Sundays or Holidays acknowledged by the Peruvian State. However, the word BUSINESS DAY shall be understood as those days in which the companies of the Peruvian financial system regularly attend to the public at their main offices.

1.24.                        DOLLARS and/or (US$): Indistinctively, the legal Currency of the United States of America.

1.25.                        EVENTS OF DEFAULT: Those events established in Clause Eight of this AGREEMENT.

1.26.                        STUDY: The study to be performed by a senior specialized technical advisor hired by the MINISTRY at the expense of the TRUST ESTATE and prior to the bringing into operation of the PLANT, in order to determine the percentage of acid water of the Kingsmill Tunnel that corresponds to each company and which comes from mining concessions and installations in general owned by each concessionaire from where waste water and filtrations water flow towards the Kingsmill Tunnel. It also includes the periodic updating of the STUDY, at least once a year, after the bringing into operation of the PLANT to be performed by the OPERATOR. The conclusions of the STUDY, once approved by the MINISTRY, shall be binding for MINERA PERÚ COPPER and all other concessionaire companies whose waste water and/or filtrations flow towards the Kingsmill Tunnel.

1.27.                        FEASIBILITY STUDY: The study to be prepared by the ENGINEER, which shall determine the basic characteristics of the PLANT, among others, including the most adequate technological process for the acid water treatment and to minimize environmental impacts. Likewise, to reduce, as far as possible, the area required for the disposal of sludge and to determine the best location for the PLANT.

1.28.                        SURETY BONDS: The surety bonds that shall be granted by the OPERATOR as provided for in the MASTER AGREEMENT and the OPTION AGREEMENT and which guarantee the fulfillment of the obligations with regard to the design, building, operation, maintenance and closure of the PLANT.

1.29.                        ENVIRONMENTAL TRUST FUND: The trust fund established by CENTROMIN (acting as Trustor), the MINISTRY (as Trust Beneficiary) and Banco Internactional del Perú S.A.A. – INTERBANK (as Trustee) to finance the execution of environmental remediation projects included in the Environmental Management and Compliance Programs (PAMA) and the Closure Plans of the former production units from CENTROMIN, and other State companies.

1.30.                      TRUSTOR: MINERA PERÚ COPPER, which hereby undertakes to make the INITIAL CONTRIBUTION, as well as the ADDITIONAL CONTRIBUTIONS as indicated in Points 1.11.1, 1.11.2, and 1.11.3 hereof, in the proportion established by the STUDY and pursuant to the provisions set forth in this AGREEMENT, the OPTION AGREEMENT and the MASTER AGREEMENT.

1.31.                        SUPPLEMENTARY TRUSTORS: The other companies that hold mining concessions whose waste water and filtrations flow towards the Kingsmill Tunnel and that undertake to make the ADDITIONAL CONTRIBUTIONS as indicated in Points 1.11.2 and 1.11.3 hereof, in the proportions provided for by the STUDY.

1.32.                        TRUSTEE: The term TRUSTEE refers to Scotiabank Perú S.A.A, a company of the national financial system, authorized by the Superintendency of Banking and Insurance Companies (SBS) to perform and act as trustee, as well as the entity that may replace it in said status for the purposes hereof as provided for herein.

1.33.                        FONAFE: The National Fund for Financing State Entrepreneurial Activity, sole shareholder of CENTROMIN.

1.34.                        ENGINEER: The independent engineering company with international prestige hired to draft the FEASIBILITY STUDY and supervise the execution of the works, the supply and installation of equipment and the bringing into operation of the PLANT.

1.35.                        INSTRUCTIONS: The written communications, duly numbered and signed by the authorized individuals from MINERA PERÚ COPPER. It is worth mentioning that for the INSTRUCTIONS related to transactions for amounts above $5,000 (Five Thousand US Dollars), only the signature of at least two (2) of said authorized individuals from MINERA PERÚ COPPER shall be required. As set forth in Clause Five herein, this amount may be modified by the COMMITTEE from time to time without the need to amend this AGREEMENT. It is hereby clearly established that MINERA PERÚ COPPER shall issue the INSTRUCTIONS pursuant to the resolutions adopted by the COMMITTEE.

1.36                           INVESTMENTS: The financial transactions to be carried out in order to improve the return of the TRUST ESTATE resources. Currency transactions may be performed among others, such as: overnight bank deposits, fix term deposits, and purchase and sale of DOLLARS or other currency, which shall be placed in the DEPOSITARY BANK and or in the subsidiaries.

1.37                           THE OPERATOR: The independent company with international prestige responsible for the design, building, operation, maintenance and closure of the PLANT, which shall be selected and hired pursuant to the provisions set forth in the MASTER AGREEMENT and the OPTION AGREEMENT.

1.38                           THE PLANT: The Acid Water Treatment Plant for the Kingsmill Tunnel including the disposal of sludge, which shall be built, equipped and brought into operation as provided for in the MASTER AGREEMENT, the OPTION AGREEMENT, as well as this AGREEMENT. Once the PLANT is brought into operation, MlNERA PERÚ COPPER shall transfer it to CENTROMIN or to the entity as provided for by the MINISTRY.

1.39                           LAW: The General Law of the Financial, Insurance and Organic System of the Superintendency of Banking and Insurance Companies (SBS) Law 26702, as it may have been or will be amended.

1.40                           TRUST ESTATE: The autonomous trust fund established by the execution of this AGREEMENT by the INITIAL CONTRIBUTION of MlNERA PERÚ COPPER. The transfer of the ASSETS shall be irrevocably performed in favour of the TRUSTEE, with full and sufficient right of administration, use, disposition and eviction, as provided for by the LAW, the REGULATIONS and the terms, conditions and proceedings established in this AGREEMENT.

The amounts that may be deposited in the DESTINATION ACCOUNTS shall not constitute the TRUST ESTATE.

1.41                           POLICIES: The insurance policies to be hired by THE OPERATOR and which are established in Exhibit 1 attached hereto, including their extensions or renewals: as well as the insurance policies different from the ones established in the abovementioned Exhibit 1 that may replace them, either totally or partially. To that purpose, Exhibit 1 shall be updated as provided for in the second paragraph of Clause Sixteen hereof.

1.42                           PROINVERSIÓN: The Agency for the Promotion of Private Investment.

1.43                           BYLAWS: The Regulations for the Trust Fund and the Trust Services Companies, approved by Resolution 1010-99 issued by the Superintendency of Banking and Insurance Companies (SBS) as it may have been or may be amended.

1.44                           SBS: The Superintendency of Banking, Insurance and Private Pension Fund Administration Companies or the entity that may replace it in its functions.

TWO:            RECITALS

2.1.                              On June 11, 2003, the OPTION AGREEMENT was signed. By virtue of said document. MINERA PERÚ COPPER has the right to enter into, within the term established therein, a transfer agreement of the ownership of the mining concessions which constitute the Toromocho Mining Project.

2.2.                              MINERA PERÚ COPPER has offered the MINISTRY to deliver the PLANT without retribution or cost for CENTROMIN or the State.

2.3.                              On June 9, 2006, the MASTER AGREEMENT was entered into by and between the MINISTRY and MINERA PERÚ COPPER, with the participation of CENTROMIN, whereby MINERA PERÚ COPPER undertook to deliver the PLANT and, among others, to establish a private trust fund with the INITIAL CONTRIBUTION of US$15,000,000 (Fifteen Million US DOLLARS) with the participation of the MINISTRY as TRUST BENEFICIARY, within a period of thirty (30) DAYS following the execution of the MASTER AGREEMENT.

2.4.                              Furthermore, by PROINVERSIÓN Directors’ Resolution, dated May 26, 2006, which text is part of the MASTER AGREEMENT, the execution of the Third Addendum to the OPTION AGREEMENT was approved, wherein the following is hereby incorporated: (i) the obligation of MINERA PERÚ COPPER to deliver the PLANT by bearing the total cost and financing of the investment needed for the PLANT; (ii) the hiring of the OPERATOR responsible for the design, building, operation, maintenance and closure of the PLANT, under the terms and conditions established in the AGREEMENT; and (iii) the bearing of the costs and expenses for the operation, maintenance and closure of the PLANT, in the proportion corresponding to the State and according to the development of the mining operations of the Toromocho Mining Project as such.

THREE:         PURPOSE

3.1.                              The purpose of this AGREEMENT is to irrevocably establish the Trust Fund, as indicated in the MASTER AGREEMENT and the OPTION AGREEMENT, with respect to the ASSETS, for the purpose of administrating the funds deposited in the COLLECTION ACCOUNTS as provided for herein, as well as the INSTRUCTIONS that the TRUSTEE may receive according to this AGREEMENT.

For that purpose, in accordance with the provisions set forth in Articles 241 et seq. of the LAW, MINERA PERÚ COPPER hereby transfer the ASSETS as possession in trust to the TRUSTEE, so that the TRUSTEE may administer them as provided for herein.

3.2.                              The TRUST ESTATE shall be exclusively used for the following:

3.2.1.                   To cover all the expenses and investments related to the delivery of the PLANT, including the costs and expenses derived from personnel and suppliers of goods and services, the hiring of the ENGINEER, the drafting of the FEASIBILITY STUDY, the calling of the bidding or biddings to select the OPERATOR and its subsequent hiring; as well as the design, building and bringing into operation of the PLANT and, in general, to finance all the activities needed to deliver the PLANT and bring it into operation, including the eventual installation of a pilot plant to be used to determine the technical characteristics of the PLANT, if necessary.

3.2.2.                     To acquire the lands needed for CENTROMIN or the entity selected by the MINISTRY; provided that, in accordance with the provisions set forth in the MASTER AGREEMENT and the OPTION AGREEMENT, it is established that the PLANT cannot be located on the lands owned by CENTROMIN or if they are insufficient.

3.2.3.                     To bear the cost for the supervision of the design, building, equipment and bringing into operation activities of the PLANT, as well as the cost for the inspection activities that the MINISTRY may request to MINERA PERÚ COPPER.

3.2.4.                     To cover the cost for the operation, maintenance and closure of the PLANT pursuant to the provisions set forth in the MASTER AGREEMENT and the OPTION AGREEMENT.

3.2.5.                     Any other case and activity with regard to the PLANT that might be expressly established in the MASTER AGREEMENT, the OPTION AGREEMENT and herein.

3.3.                            The TRUST ESTATE established hereby shall be administered by the TRUSTEE; which shall exercise the possession in trust in order to fulfill the obligations and purposes as provided for herein.

3.4.                            On the other hand, the TRUSTEE has accepted its appointment as such, under the terms and conditions established herein.

FOUR:           THE TRUST ESTATE AND THE TRANSFER AS POSSESION IN TRUST

4.1.                              Upon the execution of this AGREEMENT and prior to the expiration term of the same, MINERA PERÚ COPPER Irrevocably transfers as possession in trust the ASSETS in favour of the TRUSTEE.

4.2.                              The transfer as possession in trust of the ASSETS is produced upon the sole execution of this AGREEMENT, pursuant to the provisions set forth in Article 246 of the LAW.

4.3.                              MINERA PERÚ COPPER hereby states that the ASSETS shall remain at the full and total disposal of the TRUSTEE upon the execution of this AGREEMENT, with no other limitations than the conditions expressly established herein and the ones destined to fulfill the purposes also established herein or pursuant to the INSTRUCTIONS established for them as provided for in this AGREEMENT.

4.4                               MINERA PERÚ COPPER hereby undertakes to transfer the ASSETS as follows:

4.4.1                        The INITIAL CONTRIBUTION in any of the COLLECTION ACCOUNTS, on the same date of execution of this AGREEMENT.

4.4.2                        The ADDITIONAL CONTRIBUTIONS that might correspond to it, pursuant to the provisions set forth in the MASTER agreement and the OPTION AGREEMENT.

4.4.3.                     The POLICIES, by endorsement and/or assignment of rights, inclusion as an insurance party or additional beneficiary, or the applicable modality having the same effects, in favour of the TRUSTEE on behalf of the TRUST ESTATE.

4.4.4                        The SURETY BONDS shall be issued in favour of the TRUSTEE on behalf of the TRUST ESTATE.

It is hereby clearly established that the parties agree on the fact that all the POLICIES and SURETY BONDS to be issued by the OPERATOR by virtue of the MASTER AGREEMENT, the OPTION AGREEMENT, the AGREEMENT FOR THE DESIGN, BUILDING, EQUIPMENT AND BRINGING INTO OPERATION or any other instrument related to them, be transferred to the TRUST ESTATE without prejudice to the individual who might be beneficiated. For that purpose, the parties hereby agree to execute the trust transfer of the POLICIES and SURETY BONDS that they may receive in their favour, to the TRUST ESTATE, in accordance with the provisions set forth in Points 4.4.3. and 4.4.4. of this AGREEMENT.

4.5.                              The TRUSTEE hereby undertakes to carry out the necessary formalities before the pertinent DEPOSITARY BANK – provided this system is installed in said bank – so that MINERA PERÚ COPPER and the MINISTRY may consult with regard to the COLLECTION ACCOUNTS through remote access systems provided by the DEPOSITARY BANK wherein said accounts have been opened; undertaking as well to submit to MINERA PERÚ COPPER and the MINISTRY, on a monthly basis, a copy of the account statements from the COLLECTION ACCOUNTS once the TRUSTEE has received them.

4.6.                              The amounts of money transferred by TRUSTEE to any DESTINATION ACCOUNT or delivered in any other way to MINERA PERÚ COPPER as provided for herein, shall not constitute a part of the TRUST ESTATE but a part of the estate of MINERA PERÚ COPPER, which shall be fully empowered to dispose of, encumber or administer said amounts as from the moment they are received by MINERA PERÚ COPPER or credited in any DESTINATION ACCOUNT.

FIVE:                 ADMINISTRATION OF THE TRUST ESTATE

COLLECTION ACCOUNTS:

5.1.                              In order to administer the TRUST ESTATE, the TRUSTEE shall provide the number and identification code of the COLLECTION ACCOUNTS.

5.2.                              MINERA PERÚ COPPER shall deposit the INITIAL CONTRIBUTION on the date of execution of this AGREEMENT.

The amounts, charges, taxes or fees that may arise from or for the opening, transaction or maintenance of the COLLECTION ACCOUNTS, and for fund transfers performed to and from said accounts, including interbanking transfers, shall be attended at the expense of the TRUST ESTATE, pursuant to the provisions set forth in Clause Eighteen hereof. For that purpose, the DEPOSITARY BANK shall apply the tariffs and submit them on a timely manner to the TRUSTEE with a copy to MINERA PERÚ COPPER and the MINISTRY. Said tariffs shall have always equal or better tariffs than the standard tariffs collected by the DEPOSITARY BANK for those types of transactions applied for its preferential clients. The obligation to submit the tariffs established herein shall exist provided said tariffs are not found in the website of the DEPOSITARY BANK.

5.3.                            For the purposes of the Financial Transactions Tax (ITF, for its acronym in Spanish), MINERA PERÚ COPPER shall be considered as the holder of the COLLECTION ACCOUNTS.

THE ADMINISTRATION OF FUNDS COLLECTED THROUGH THE COLLECTION ACCOUNTS

5.4.                            The ASSETS shall be deposited exclusively in the COLLECTION ACCOUNTS. The COLLECTION ACCOUNTS shall be exclusively administered by the TRUSTEE as provided for in this AGREEMENT.

5.4.1.                     Pursuant to the INSTRUCTIONS, MINERA PERÚ COPPER shall request the TRUSTEE that the funds available credited in the COLLECTION ACCOUNTS be used to directly pay the suppliers of the goods and/or services used, as provided for by the COMMITTEE and pursuant to the purpose of the TRUST ESTATE as indicated in Point 3.2 herein.

5.4.2.                     In accordance with the provisions set forth in Point 5.4.1, the following shall be at least indicated within the INSTRUCTIONS submitted to the TRUSTEE: (i) the amount of money to be deposited or paid in favour of a supplier; (ii) the name, trade name and/or corporate name of the

Supplier; (iii) the agreement, invoice and other information that support the payment; (iv) the payment schedule, if any; and (v) the account number and bank in which the TRUSTEE shall deposit said amount, if applicable. For that purposes, an example of the INSTRUCTION is enclosed as Exhibit 5 herein.

5.4.3.                     The TRUSTEE shall receive the INSTRUCTIONS on BUSINESS DAYS, as indicated in Point 5.4.2 hereof. Except for the provisions set forth in the next paragraph, the TRUSTEE shall follow these INSTRUCTIONS within a maximum period of twenty four (24) hours, counted as from the date in which the INSTRUCTIONS are received.

However, the INSTRUCTIONS can expressly indicate that the transaction must be carried out on the same BUSINESS DAY for those transactions that, by their nature, have to be carried out on the same BUSINESS DAY in which the INSTRUCTIONS were received, such as: transactions made through the Central Reserve Bank of Peru, overnight deposits, buying and selling of currency or similar transactions, provided the INSTRUCTIONS are received at least at 11:00 hrs. of the BUSINESS DAY in which the INSTRUCTIONS must be fulfilled.

In order to execute the INSTRUCTIONS, the TRUSTEE may employ banking services or available valuables transport vehicles, if necessary, being the TRUSTEE responsible for ensuring the possible lowest costs within usual market conditions. These costs, if any, shall be borne by the TRUST ESTATE.

5.5.                            Moreover, pursuant to the INSTRUCTIONS and in accordance with the INVESTMENT policy approved by the COMMITTEE, MINERA PERÚ COPPER may indicate the TRUSTEE to carry out INVESTMENTS.

5.5.1.                     The CASH FLOWS arising from the execution of the abovementioned transactions shall be incorporated in the TRUST ESTATE, and the tax liabilities that may be generated shall be paid at the expense of the TRUST ESTATE.

5.5.2.                     In order to carry out the INVESTMENTS, the TRUSTEE shall receive the INSTRUCTIONS referred hereto in regard to BUSINESS DAYS. The TRUSTEE shall fulfil these INSTRUCTIONS on the same BUSINESS DAY when said INSTRUCTIONS were received, provided the INSTRUCTIONS are received at least at 11:00 hrs. of the BUSINESS DAY in which the INSTRUCTIONS must be fulfilled or, if a larger term is required, within the term as provided for in the respective INSTRUCTIONS.

5.5.3                      It is hereby expressly established that the INVESTMENTS or the buying and selling of currency do not imply the definitive withdraw of money from the COLLECTION ACCOUNTS, but only the fulfillment of the TRUSTEE with regard to the INSTRUCTIONS issued .

5.5.4.                   The INVESTMENT policy shall be agreed by the COMMITTEE based on the proposals made by the TRUSTOR. Furthermore, the TRUSTOR shall report from time to time on the results obtained from the INVESTMENTS. Likewise, the TRUSTOR shall be in charge of the daily management of the specific transactions it deems necessary for the TRUST ESTATE according to the investment policy approved by the COMMITTEE, taking care not to incur in damages that may affect the main purposes of the TRUST ESTATE as Indicated in Points 3.2.1., 3.2.2, 3.2.3, 3.2.4 hereof.

5.6                                 As provided for in Point 1.35 hereof, for an INSTRUCTION to be considered valid and processed by the TRUSTEE (except in the case of transactions made for amounts less than US$5,000 (Five Thousand US DOLLARS) or for amounts determined from time to time by the COMMITTEE, it must be jointly signed by two (2) of the following individuals, representatives of MINERA PERÚ COPPER:

Charles G. Preble	Alien ID Card (CE) 00084967
Thomas J. Findley	Alien ID Card (CE) 114608
Alejandro Arrieta	National Identity Card (DNI) 26733489

5.7                                 It is hereby clearly established that MINERA PERÚ COPPER or the TRUSTEE are not responsible for the results derived from the INSTRUCTIONS, nor for those related to the INVESTMENTS, provided:

5.7.1                        MINERA PERÚ COPPER has issued the INSTRUCTIONS in compliance with the purposes of the TRUST ESTATE established in Point 3.2. referred hereto, the INVESTMENTS policy previously approved by the COMMITTEE, as the case may be, and in accordance with the provisions set forth in this AGREEMENT.

5.7.2                        The TRUSTEE has diligently implemented the INSTRUCTIONS in accordance with the provisions set forth in this AGREEMENT.

THE COMMITTEE

5.8                                 The Committee is the organism presided over by a representative of the MINISTRY and made up by one representative from PROINVERSIÓN and one from MINERA PERÚ COPPER. During the meetings held by the COMMITTEE, the only person that will be able to participate without the right to vote will be a technical representative from the Regional Government of Junin called to perform the pertinent inspection with respect to the issues of his competence. The COMMITTEE shall be in charge of authorizing, at the request of MINERA PERÚ COPPER, the issuance of the INSTRUCTIONS to be submitted by the TRUSTOR to the TRUSTEE. It is hereby established that the COMMITTEE may not resolve on issues related to expenses; therefore, the INSTRUCTIONS shall be supported by the TRUSTOR proposals.

5.9                               The COMMITTEE shall meet in order to decide on the INSTRUCTIONS that should be issued by MINERA PERÚ COPPER to the TRUSTEE. Some of these INSTRUCTIONS include but are not limited to the following:

5.9.1.                     To pay the suppliers of the goods and services related to the delivery and operation of THE PLANT.

5.9.2.                     To pay the purchase price of the land required, provided the FEASIBILITY STUDY determines that the PLANT may not be located in land owned by CENTROMIN or if such land is not enough.

5.9.3.                     To appoint or replace the successor DEPOSITARY BANK, in case its classification is less than the one established in Point 1.4 of this AGREEMENT, among others.

5.9.4.                     To appoint a successor Trustee , as provided for herein.

5.9.5.                     To appoint the Law Firm that shall perform the defence of the TRUST ESTATE, pursuant to the provisions set forth herein.

5.9.6.                     To appoint the audit or valuation corporation as indicated in Point 5.12 hereof.

5.9.7.                     To pay the cost arising from the supervision activities with regard to the design, building and bringing into operation activities of the PLANT. Notwithstanding the foregoing, the MINISTRY may require the TRUSTEE to perform the inspection activities without the prior consent of the COMMITTEE. The expenses derived from the inspections activities shall be paid in compliance with the stipulations set forth in Clause Eighteen herein.

5.9.8.                     To pay the suppliers of all goods or services related to the operation, maintenance and closure of the PLANT pursuant to the provisions set forth in the MASTER AGREEMENT and the OPTION AGREEMENT.

5.9.9.                     To establish the INVESTMENTS policy.

5.10.                      The following representatives of the MINISTRY, PROINVERSION and MINERA PERÚ COPPER have the right to participate in the COMMITTEE:

MINISTRY

General Director on Environmental Mining Issues or its substitute – Holder Director of Mining Supervision or its substitute – Alternate

PROINVERSIÓN

Edwin REGENTE OCMIN - National Identity Card (DNI) 08009041 - Holder

Alberto ROJAS MOROTE - National Identity Card (DNI) 06600431 - Alternate

MINERA PERÚ COPPER

Thomas J. FINDLEY - Alien ID Card (CE) 114608 - Holder

Alejandro ARRIETA - National Identity Card (DNI) 26733489 - Alternate

Each entity represented shall have the right to vote. Notwithstanding the foregoing, the regular and alternate representatives may participate in the meetings. The COMMITTEE may also invite other individuals so that they may participate in their discussions, but without the right to vote.

Said representatives may be replaced through a notice issued pursuant to the provisions set forth in Clause Fifteen herein.

5.11.                        The expenses incurred by the COMMITTEE for the installation or others, shall be paid in accordance with the provisions set forth in Clause Eighteen hereof.

5.12.                        The COMMITTEE shall meet and validly adopt the resolutions as follows:

5.12.1.               On the first ten (10) DAYS every month.

5.12.2.               Provided all the entities that make up the COMMITTEE are duly represented and they unanimously approve the meeting of the COMMITTEE, as well as the issues to be discussed in it; and/or,

5.12.3.               Provided any of its members request it, pursuant to the provisions set forth in Clause Fifteen of this AGREEMENT and no less than five (5) BUSINESS DAYS in advance.

5.13.                        In the event that, due to any force majeure or to any involuntary cause, the COMMITTEE is not able to hold a meeting, meetings without the physical presence of the COMMITTEE members shall take place. If this is not possible and there are INSTRUCTIONS that need to be immediately issued in order to address emergencies and/or not delay or discontinue the building and/or bringing into operation of the PLANT, the TRUSTOR shall proceed to issue the necessary INSTRUCTIONS. The TRUSTOR shall inform the other members of the COMMITTEE in writing and without delay the circumstances that have determined the issue of said INSTRUCTIONS. The TRUSTOR shall not be responsible for the INSTRUCTIONS issued or for their results provided the purpose of the TRUST ESTATE was complied with as indicated in Point 3.2 of this AGREEMENT.

5.14.                        The COMMITTEE accords shall be adopted unanimously and recorded in the duly certified Minutes Book where the adopted accords shall be registered. The minutes shall be signed by all the persons attending the meeting.

In the event discrepancy arises between MINERA PERÚ COPPER and the other COMMITTEE members to reach an agreement, the parties shall resort to the applicable procedures for the settlement of disputes.

GENERAL PROVISIONS FOR THE ADMINISTRATION OF THE TRUST ESTATE:

5.15.                        Upon the termination of this AGREEMENT, as provided for in Clause Nine, all the faculties granted to the TRUSTEE with regard to the administration of the TRUST ESTATE shall cease and the TRUST ESTATE shall expire. Upon the expiration of the TRUST ESTATE, the TRUSTEE shall proceed pursuant to the provisions set forth in Points 6.10 and 6.11 and as provided for in Clause Nineteen of this AGREEMENT. In the event that the DEPOSITARY BANK or the TRUSTEE receive any amount after the expiration date, they shall inform this fact to MINERA PERÚ COPPER and the MINISTRY.

5.16.                      In order to determine if the ASSETS are being used adequately, the TRUSTEE, at the request of the TRUST BENEFICIARY, shall at any time ask for an audit of the TRUST ESTATE financial statements and/or a valuation of the PLANT. Notwithstanding the foregoing, the TRUSTEE shall necessarily request an audit of said financial statements on an annual basis.

Every time the TRUST BENEFICIARY and/or the TRUSTEE asks for an audit or a valuation, as provided for in the foregoing paragraph, it shall request an INSTRUCTION to MINERA PERÚ COPPER, and an auditing or valuation company shall be appointed as indicated in Exhibit 2 attached hereto. MINERA PERÚ COPPER shall have a term of seven (7) BUSINESS DAYS to inform the TRUSTEE the name of the company to be hired, in accordance with the accords reached by the COMMITTEE. If the TRUSTEE does not receive the pertinent INSTRUCTIONS, it shall assign and hire the company deemed suitable, selected among the companies indicated in Exhibit 2 attached hereto.

In the event that the companies indicated in Exhibit 2 are not operating, the TRUSTEE shall propose at least two (2) auditing or valuation companies, as the case may be, to MINERA PERÚ COPPER, which, by its own account and prior notice to the COMMITTEE shall select the company to be hired pursuant to the term established in the previous paragraph. Otherwise, the TRUSTEE shall appoint and hire the company deemed convenient from the new list proposed by the TRUSTEE.

In any case, MINERA PERÚ COPPER and/or the TRUSTEE, as the case may be shall notify the other appointed parties.

The auditing or valuation costs shall be charged to the TRUST ESTATE pursuant to the provisions set forth in Clause Eighteen herein.

The TRUSTEE shall submit copies of the reports issued by the auditors or valuators to MINERA PERÚ COPPER, the TRUST BENEFICIARY and PROINVERSION.

SIX:                     OBLIGATIONS OF THE TRUSTEE

Upon the execution of this AGREEMENT, the TRUSTEE assumes the position and capacity of trustee, undertaking before MINERA PERÚ COPPER and the MINISTRY to fulfill the following obligations notwithstanding the obligations it shall fulfill as provided by LAW, the REGULATION and other applicable rules:

6.1.                              To request the DEPOSITARY BANK to open the COLLECTION ACCOUNTS, signing the necessary documents to achieve said objective. Once said accounts are opened, to administer them pursuant to the provisions set forth in this AGREEMENT and the instructions it may receive as provided for therein.

6.2.                              To allow MINERA PERÚ COPPER and the MINISTRY to have consultation access with regard to the COLLECTION ACCOUNTS through remote access computer systems, as applicable, submitting a copy of the COLLECTION ACCOUNTS statements to MINERA PERÚ COPPER and the MINISTRY within a period of five (5) BUSINESS DAYS following their reception.

6.3.                            To comply with the assignment and purpose of the TRUST ESTATE, as provided for in this AGREEMENT, carrying out all the acts required for that purpose, with the same diligence used for its own businesses.

The parties hereby agree that with regard to the compliance of INSTRUCTIONS, the TRUSTEE shall comply with the instructions issued by the TRUSTOR, understanding that the TRUSTOR has all the authorizations that may be required for that purpose.

Therefore, all the provisions set forth in this AGREEMENT that regulate the relation between the TRUSTOR, COMMITTEE, the SUPPLEMENTARY TRUSTORS and/or the TRUST BENEFICIARY do not concern the TRUSTEE, nor shall be binding to it.

6.4.                              To request the registration of the possession in trust over the rights that make up the TRUST ESTATE before the Risks Centre of the Superintendency of Banking and Insurance Companies (SBS) and other pertinent records offices, maintaining said records valid and in full force and effect at all times. The TRUSTEE shall immediately inform MINERA PERÚ COPPER and the MINISTRY about any circumstance that may affect said registration in any of the abovementioned registration offices.

6 5.                            To carry out the activities required for an adequate defence of the TRUST ESTATE pursuant to the provisions set forth in Clause Seventeen of this AGREEMENT.

6.6.                            To manage the accounting of the TRUST ESTATE in an independent way and separated from its own accounting and from the accounting of other autonomous trust funds under its possession in trust.

6.7.                              To prepare and submit the TRUST ESTATE financial statements and balance sheets on a quarterly and annual basis, as well as the report or Annual Report, placing them at the disposal of MINERA PERÚ COPPER, the MINISTRY and SBS. In accordance with the provisions set forth in Article 10 of the REGULATIONS, the parties agree that the TRUSTEE shall submit the annual report and the financial statements duly audited within the first ninety (90) DAYS of each year, provided the regulations in force establish a shorter term to do so.

6.8.                              To keep all acts and documents related to the TRUST ESTATE secret, in the same manner and within the same scope in which it treats its own confidential information, admitting only the exceptions established for bank secrecy.

6.9.                            To provide MINERA PERÚ COPPER, the MINISTRY and the SBS with information on the duly audited accounts upon the termination of this AGREEMENT. In accordance with the provisions set forth in Article 10 of the REGULATIONS, the parties agree that the TRUSTEE shall have a term of ninety (90) days counted as from the expiry of the TRUST ESTATE to submit the closing annual report and financial statements of the TRUST ESTATE.

6.10.                        In the event of the expiry of the TRUST ESTATE, to transfer to the ENVIRONMENTAL TRUST FUND the existing balance in the COLLECTION ACCOUNTS after deducting the amounts of the expenses that it may have the right to deduce from said estate, as well as any other property or right that correspond to the TRUST ESTATE, as provided for in Clause Nineteen of this AGREEMENT. The pertinent transfer shall be performed as per the written instructions that the TRUSTEE received from the MINISTRY for that purpose.

6.11.                        In the event of termination of this AGREEMENT based on the grounds established in Points 9.3.1, 9.3.2 and 9.3.3 hereof, to transfer to the DESTINATION ACCOUNTS the existing balance in the COLLECTION ACCOUNTS after deducting the amounts of the expenses that it may have the right to deduce from said estate, as well as any other property or right that correspond to the TRUST ESTATE as provided for in Clause Nineteen of this AGREEMENT and according to the written instructions that the TRUSTEE may receive from the MINISTRY for that purpose.

6.12.                        To sign all the public or private documents that may be required to evidence the expiry of the TRUST ESTATE and the termination of this AGREEMENT, and to return to MINERA PERÚ COPPER the amounts that may be deposited in the COLLECTION ACCOUNTS, taking into account the provisions set forth in Points 6.10 and 6.11 herein.

6.13.                        To publish the notarially public instrument originated from this preliminary agreement for three (3) consecutive DAYS, in the Official Gazette El peruano, within a period of seven (7) BUSINESS DAYS following the subscription of said instrument by all the parties involved. In accordance with the provisions set forth in Article 245 of the LAW.

6.14.                        To inform MINERA PERÚ COPPER and the MINISTRY on the opening of a COLLECTION ACCOUNT within a period of two (2) BUSINESS DAYS following said opening.

6.15.                        To submit to the MINISTRY and MINERA PERÚ COPPER the details of the amounts deposited in the COLLECTION ACCOUNTS for the previous month, and their transfers within the first five (5) BUSINESS DAYS of each month.

6.16.                        To comply with the rest of the obligations established in Article 256 and others stipulated by the LAW and in the REGULATIONS with respect to trust entities, as well as the obligations established herein.

SEVEN:                        OBLIGATIONS OF THE TRUSTOR

Notwithstanding the other obligations assumed through this AGREEMENT, the TRUSTOR hereby undertakes to the following:

7.1.                              To irrevocably transfer as possession in trust in favour of the TRUSTEE, as is in fact being fulfilled by virtue of this act, all the rights and properties that make up the TRUST ESTATE.

7.2.                              To comply with formal and substantive tax liabilities arising from the TRUST ESTATE, provided said taxes are charged to the TRUSTOR.

7.3.                              To timely pay the remuneration of the TRUSTEE as provided for in Clause Ten of this AGREEMENT.

7.4.                              To transfer to the TRUST ESTATE the resources required to pay the reasonable and duly supported expenses incurred in the administration and defence of the TRUST ESTATE, as well as any other expense arising from the execution of this AGREEMENT, in accordance with the provisions set forth in Clause Eighteen hereof.

7.5.                              To inform the TRUST BENEFICIARY on the advances in the execution of the AGREEMENT FOR THE DESIGN, BUILDING, EQUIPMENT AND BRINGING INTO OPERATION of the PLANT and its valuations.

7.6.                              To comply with all other obligations provided herein, by the LAW, the REGULATIONS, the OPTION AGREEMENT, the MASTER AGREEMENT and other applicable regulations.

EIGHT:          EVENTS OF DEFAULT

8.1.                              The following shall be considered EVENTS OF DEFAULT under this AGREEMENT:

8.1.1.                     The failure of MINERA PERÚ COPPER to comply with any of its obligations as established in this AGREEMENT and /or and in any other related document.

8.1.2.                     The failure of the TRUST BENEFICIARY to comply with any of its obligations as established in this AGREEMENT and /or in any other related document.

8.2.                              Once the EVENTS OF DEFAULT take place, the following procedures shall be carried out:

8.2.1.                     In the EVENT OF DEFAULT as indicated in Point 8.1.1. hereof, the TRUST BENEFICIARY shall notify MINERA PERÚ COPPER, with a copy to the TRUSTEE, granting MINERA PERÚ COPPER a term of five (5) BUSINESS DAYS to correct said default.

Within the term granted, MINERA PERÚ COPPER shall proceed to correct the EVENT OF DEFAULT and notify the TRUST BENEFICIARY and the TRUSTEE in this regard. If MINERA PERÚ COPPER considers there is no EVENT OF DEFAULT, it shall communicate said consideration to the TRUST BENEFICIARY with copy to the TRUSTEE and shall resort within the following thirty (30) days to the mechanisms applicable for the settlement of disputes.

8.2.2.                     In the EVENT OF DEFAULT as indicated in Point 8.1.2. hereof, MINERA PERÚ COPPER shall notify the TRUST BENEFICIARY, with a copy to the TRUSTEE, granting the TRUST BENEFICIARY a term of five (5) BUSINESS DAYS to correct said default.

Within the term granted, the TRUST BENEFICIARY shall proceed to correct the EVENT OF DEFAULT and notify MINERA PERÚ COPPER and the TRUSTEE in that regard. If the TRUST BENEFICIARY considers there is no EVENT OF DEFAULT, it shall communicate said consideration to MINERA PERÚ COPPER with a copy to the TRUSTEE and shall resort within the following thirty (30) days to the mechanisms applicable for the settlement of disputes.

8.2.3.                     If the EVENT OF DEFAULT, after the five (5) BUSINESS DAYS term end, is not corrected or no communication has been submitted by the party to which the default has been attributed, the TRUSTEE shall follow the instructions submitted by the TRUST BENEFICIARY for cases of EVENTS OF DEFAULT indicated in Point 8.1.1 hereof, or in the case of MINERA PERÚ COPPER for cases of EVENTS OF DEFAULT indicated in Point 8.1.2 hereof.

8.2.4.                     If the intention to start the procedures to settle disputes is informed because one of the PARTIES considers that no EVENT OF DEFAULT took place, the TRUSTEE shall continue to pursue the INSTRUCTIONS received in accordance with Clause Five of this AGREEMENT.

NINE:  VALIDITY OF THE TRUST AGREEMENT

9.1.               This AGREEMENT shall be in full force and effect as from the date of execution up until the total compliance of the MASTER AGREEMENT and the OPTION AGREEMENT. Notwithstanding the foregoing, the total term of this trust shall in no case exceed the maximum term provided for by the LAW.

9.2                  Pursuant to the MASTER AGREEMENT and the OPTION AGREEMENT, the TRUST ESTATE shall be maintained even though the two (2) biddings called to appoint the OPERATOR are called off, in which case MINERA PERÚ COPPER is still obliged to make the corresponding ADDITIONAL CONTRIBUTIONS if the PLANT is to be built in the future under any other modality.

9.3.1         This AGREEMENT shall also be considered terminated by MINERA PERÚ COPPER when the following suppositions occur:

9.3.1          In the event the Supreme Decree 027-2006-AG dated May 16, 2006 which establishes a reserve of ground water on behalf of the Toromocho Mining Project, is rendered invalid by any circumstance, before MINERA PERÚ COPPER is granted specific rights to use the necessary water to develop the Toromocho Mining Project through resolutions issued by the technical irrigation administrator, or by the officer that in the future may be authorized to grant such rights.

It is hereby understood that this provision does not compromise the automatically granting of such specific rights to use water, which MINERA PERÚ COPPER must request to the competent authority in accordance with the regulations in force.

9.3.2          If the Supreme Decree Is not issued and the pertinent guarantee agreement is not executed, whereby the guarantee of the Peruvian State would be granted to MINERA PERÚ COPPER, backing the obligations stipulated in the OPTION AGREEMENT, their amendments and exhibits, within the thirty (30) BUSINESS DAYS after the execution of the MASTER AGREEMENT.

9.3.3          If the TRUSTOR is unable to fulfill with the purposes hereof by any act or event of State that makes it impossible the development of the Toromocho Mining Project under the terms agreed in the OPTION AGREEMENT, the MASTER AGREEMENT or in this AGREEMENT, and other documents related therewith.

9.4.               In the cases indicated in Point 9.3 hereof, MINERA PERÚ COPPER shall notify the MINISTRY by notarial letter to correct the situation within a period of no more than five (5) BUSINESS DAYS.

A copy of such communication shall be submitted to PROINVERSIÓN and the TRUSTEE. If such correction is not carried out, MINERA PERÚ COPPER shall notify the TRUSTEE the termination of the AGREEMENT - with copy to the MINISTRY and PROINVERSIÓN - based on the aforementioned grounds. The TRUSTEE shall initiate the payment procedure indicated in Clause Nineteen of the AGREEMENT.

9.5                  The term of this AGREEMENT may also be assumed as terminated if the MINISTRY jointly with MINERA PERÚ COPPER, establishes it; notifying it jointly to the TRUSTEE by means of a notarial letter.

TEN:                              REMUNERATION OF THE TRUSTEE

The TRUSTEE is entitled to receive from the TRUSTOR for its intervention and performance in his capacity as TRUSTEE in this AGREEMENT, a consideration which shall have the following conditions:

10.1              The amount corresponding to the consideration, the way of payment, the items included and other conditions shall be established in a private document other than this AGREEMENT signed by the TRUSTEE and the TRUSTOR, Notwithstanding the foregoing, the amount assigned for the consideration shall be a net amount and shall not include the Value Added Tax (VAT), nor any other tax generated or in process to be generated, that may be applicable for this type of considerations. A copy of said private document shall be notified to the TRUST BENEFICIARY and PROINVERSIÓN.

10.2              The consideration shall be paid in compliance with Clause Eighteen set forth herein. In that sense, the parties do hereby establish that the TRUSTEE is authorized, expressly and irrevocably, to debit in the COLLECTION ACCOUNTS the amounts corresponding to its remuneration.

10.3              In the event that the COLLECTION ACCOUNTS has no funds, the TRUSTEE shall be empowered to resign its position pursuant to the provisions set forth in Clause Twelve of this AGREEMENT and to perform the actions it may deem necessary against MINERA PERÚ COPPER. It is hereby established that the TRUST ESTATE shall not be liquidated or extinguished based or these grounds.

ELEVEN:                 LIMITATIONS OF THE TRUSTEE’S LIABILITY

11.1            The parties recognize, agree, and declare that the obligations undertaken by the TRUSTEE pursuant to the provisions set forth hereunder shall be complied by the TRUSTEE, the trust agent or other persons related to the TRUSTEE, as applicable, in compliance with the terms and conditions of this AGREEMENT, the LEGISLATION, the BYLAWS and any other applicable regulations and, if necessary and applicable, in compliance with the expressed INSTRUCTIONS that MINERA PERÚ COPPER may submit to the TRUSTEE for that purpose

11.2              The TRUSTEE shall be responsible before the MINISTRY and MINERA PERÚ COPPER for non compliance, or partial, late or faulty compliance of its obligations and liabilities under this AGREEMENT or the LAW, the BYLAWS, or any other applicable regulation, whether by intentional misconduct, or gross negligence in its performance, in application as well of the provisions of Article 259 of the LAW related to the non-compliance of the obligations by the TRUSTEE due to intentional misconduct, or gross negligence. Notwithstanding the foregoing, the TRUSTEE shall not be responsible for the acts performed in strict and due compliance of the INSTRUCTIONS submitted by MINERA PERÚ COPPER.

11.3              Provided that the TRUSTEE has properly and diligently performed its functions and complied with its obligations under this AGREEMENT, in the event that a third party has obtained an irrevocable judgement in, at least, a second judicial instance, or an irrevocable arbitration award wherein the TRUSTEE or any of its employees, workers, directors, or shareholders is ordered to pay a compensation or fine, notwithstanding having performed in accordance with the provisions set forth in this AGREEMENT, the TRUSTEE shall be able to file a claim against MINERA PERÚ COPPER on the subject matter of said judgement. If the case requires so, the reimbursement to the TRUSTEE or MINERA PERÚ COPPER, as the case may be, shall be charged to the COLLECTION ACCOUNTS.

11.4              Likewise, it is hereby clearly established by the parties that the TRUSTEE shall not be liable in any case whatsoever regarding the obligations resulting from the MASTER AGREEMENT or the OPTION AGREEMENT.

TWELVE:                          RESIGNATION OF THE TRUSTEE

12.1              The TRUSTEE shall resign its position by issuing a written notice to MINERA PERÚ COPPER, the MINISTRY and the SBS. For the purposes of the AGREEMENT, the term indicated in the second paragraph of Article 269 of the LAW shall commence since the acceptance of the resignation of SBS has been informed to the TRUSTEE, MINERA PERÚ COPPER and the MINISTRY. Considering the resignation of the TRUSTEE, the following provisions shall be applied:

12.1.1        As per the INSTRUCTIONS, a successor trustee shall be appointed within four (4) months following the acceptance of the resignation by the SBS. If no successor trustee is appointed within three (3) months following the acceptance of the resignation by SBS, the successor trustee shall be chosen by MINERA PERÚ COPPER among any of the companies indicated in Exhibit 3. Said appointment shall be understood as carried out once it is informed to the TRUSTEE as per the INSTRUCTIONS.

12.1.2        The successor trustee shall accept such appointment in writing. The acceptance shall imply the signing in a same act of the Trust Transfer

Agreement as well as of the submission of the documents authorizing the rights over the TRUST ESTATE with the corresponding notarial receipt certificate.

The acceptance shall take place within forty five (45) days following the appointment of the successor trustee. Once said appointment is accepted, the successor trustee shall hold all the rights, discretionary powers, privileges, and obligations corresponding to the TRUSTEE under this AGREEMENT, the LAW, and the BYLAWS.

12.1.3                The TRUSTEE is obliged to provide the successor trustee with all the documents, whether public or private, and to carry out all the corresponding actions to transfer all its rights and powers, as well as the assets that make up the TRUST ESTATE. All the expenses incurred due to the appointment of the successor trustee shall be borne by the party or parties that have caused the issue by virtue of which the TRUSTEE submitted its resignation. In the event of voluntary resignation of the TRUSTEE (understood as a resignation which was not caused by the TRUSTOR or the MINISTRY), said expenses shall be borne by the TRUST ESTATE.

12.1.4                The TRUSTEE shall submit in writing to the TRUSTOR, the MINISTRY, or the SBS, a precise report of its administration accounting, duly audited and documented.

12.2             The TRUSTEE shall be released of any liability and obligation as trustee by virtue of this AGREEMENT, once the TRUST ESTATE is handed over to the successor trustee, which must be recorded in a notarial certificate in accordance with the provisions set forth in Point 12.1.2 of this AGREEMENT or, in the event that no successor trustee is appointed, within the term established herein in Point 12.1.1.

12.3             In the event that no successor trustee is appointed in accordance with the provisions set forth in the foregoing points and as a consequence the TRUST ESTATE is extinguished, the MINISTRY may request the TRUSTEE, after four (4) months following the acceptance of the resignation by the SBS, the establishment of a guarantee in favor of the MINISTRY over the assets and rights that are part of the TRUST ESTATE. In that sense and insofar as it results in a valid covenant under the current legislation and the respective agreements, the TRUSTEE is obliged to sign all the necessary documents, whether public or private to legalize the aforementioned guarantees.

The guarantee shall be maintained only until a new trust is established and in no case shall it be in full force and effect beyond the date in which all payments that derive from the AGREEMENT FOR THE DESIGN, BUILDING, EQUIPMENT AND BRINGING INTO OPERATION of the PLANT are fulfilled.

12.4             It is hereby expressly established that in the event that the calculation indicated in the second paragraph of Article 269 of the LAW is required, the procedure set forth in this regard shall be applied, maintaining the previous procedure in all that does not opposes the former.

THIRTEEN:                 REMOVAL OF THE TRUSTEE

At any time during the effectiveness of the AGREEMENT, by decision of the COMMITEE, the TRUSTOR or the TRUST BENEFICIARY, the TRUSTEE shall be replaced. For this purpose a prior notice ninety (90) days before shall be submitted. In that case, the conditions get forth in Clause Twelve of this AGREEMENT shall apply, as the case may be. The TRUSTEE shall cooperate and provide all the reasonable support in order to ensure a transition without major inconveniences for the successor trustee. All the expenses incurred for the appointment of the successor trustee shall be borne in accordance with Clause Eighteen of this AGREEMENT, unless the removal is based on the negligent non-compliance, intentional misconduct, or gross negligence of the TRUSTEE or of any of its employees of the provisions set forth in this AGREEMENT, in which case the incurred notarial and registration fees shall be assumed by the TRUSTEE.

FOURTEEN:                                    TRUST AGENT

14.1             Pursuant to the provisions set forth in Article 9 of the BYLAWS, the TRUSTEE shall appoint the Trust Agent of the AGREEMENT, within fifteen (15) days following the execution of this AGREEMENT. The Trust Agent shall assume the management and the responsibility with regard to the performance of the operations and agreements related to it. The Trust Agent may be replaced by the TRUSTEE, who shall timely, communicate such appointment to the SBS and the other parties involved in this AGREEMENT.

14.2             The appointment of the Trust Agent shall be informed to the SBS within fifteen (15) days following the appointment date. The SBS may remove the Trust Agent, in accordance with the regulations in force, by a resolution duly supported.

14.3             The TRUSTEE shall be jointly and severally liable for the actions that the Trust Agent shall carry out with respect to the trust established by virtue of this AGREEMENT.

FIFTEEN:                                                    NOTICES AND DOMICILE

The parties agree that any communication or notice, whether in or out of court, issued between themselves, shall be carried to the attention to the parties indicated in Point 15.4 pursuant to the following proceeding:

15.1             By letters delivered in the domiciles indicated herein. Said communications shall be considered received in the date indicated in the pertinent stamp or seal acknowledging receipt, with the date, name and signature or initials of the person receiving said letters. The letters shall be addressed to the following parties:

ON BEHALF OF MINERA PERÚ COPPER:	Charles G. PREBLE / Thomas J. FINDLEY Av. San Borja Norte 13C2, San Borja - Lima

ON BEHALF OF THE TRUSTEE:	Alfredo DANCOURT IRIARTE Senior Manager Dionisio Derteano 102, San sidro, Lima

ON BEHALF OF THE MINISTRY:	General Director of Environmental Mining Issues and Director of Mining Supervision Av. Las Artes Sur 260 - San Borja, Lima 41

ON BEHALF OF PROINVERSIÓN:	Edwin REGENTE OCMIN and Alberto ROJAS MOROTE Avenida Paseo de la República 3361, Piso 9, San Isidro, Lima

15.2              By fax to the following numbers:

MINERA PERÚ COPPER:	226-5181

THE TRUSTEE:	211-6834

THE MINISTRY:	475-0065 (2432)

PROINVERSIÓN:	221-2931

The facsimiles shall be considered delivered to the parties through the confirmation report of the equipment used for the transmission.

15.3              By e-mails addressed from and to the following addresses, for operational communications that do not address matters which may cause the execution of the TRUST ESTATE pursuant to Point 5.5 of this AGREEMENT.

MINERA PERÚ COPPER:	cgpreble@msn.com tifperu@yahoo.com aarrietampcopper@gmail.com

(e-mails must be sent to the three e-mails addresses)

THE TRUSTEE:	adancourt@bws.com.pe

THE MINISTRY:	jbonelli@minem.gob.pe arodriguez@minem.gob.pe

(e-mails must be sent to the two e-mails addresses)

The e-mails shall be considered delivered to the parties through the confirmation report of delivery.

15.4.           The only parties authorized to issue communications are:

MINERA PERÚ COPPER:	• Charles G.PREBLE Alien ID Card (CE) 00084967
• Thomas J. FINDLEY Allen ID Card (CE) 114608
• Alejandro ARRIETA National ID Card (DNI) 26733489 (any of the foregoing)

THE TRUSTEE:	• Alfredo DANCOURT IRIARTE Principal Manager
• Cecilia MARIN ARMAS Deputy Assistant Manager

THE MINISTRY:	General Director of Environmental Mining Issues or Director or Mining Director of Mining Supervision or its substitute (any of the foregoing)

PROINVERSIÓN:	Executive Director Assistant Executive Director (any of the foregoing)

15.5              It is hereby specified that in no case shall the communications indicated in Point 15.4 be considered INSTRUCTIONS, which may only be issued by the TRUSTOR, in accordance with the provisions set forth in this AGREEMENT.

15.6              Any amendment to the domiciles, fax numbers, e- mails or persons authorized to forward communications under this AGREEMENT shall be notified to the other parties by means of letters. The new data shall be applied only to the communications issued after the date of reception of such communications. In all cases, the domiciles shall be located within the urban area of the city of Lima.

15.7              When this AGREEMENT specifies that a communication or written notice is to be delivered through notarial means, it shall be understood that it must be necessarily delivered in compliance with such formal requirement.

SIXTEEN:                          AMENDMENT TO THE AGREEMENT

16.1              The parties reserve the right to amend, by mutual consent, the terms of this AGREEMENT when deemed appropriate. The amendments shall be in full force and effect as from the execution of the respective instrument or in the date agreed by the parties agree, as the case may be.

16.2              Any amendment to the AGREEMENT shall necessarily be done by public deed, except for the amendments that may be authorized by the COMMITEE regarding domiciles, fax numbers, account numbers, list of authorized persons to issue communications or INSTRUCTIONS or updating of the Exhibits, which shall be carried out with the notices described in Clause Fifteen of this AGREEMENT.

SEVENTEEN:                              DEFENCE OF THE TRUST ESTATE

17.1              In the event that it would be deemed necessary or convenient to perform or intervene in any action, exception or interim equitable relief, in or-out-of court, in order to protect the TRUST ESTATE and any of its inherent rights, the TRUSTEE shall appoint and hire the law firm indicated by MINERA PERÚ COPPER, as per the corresponding INSTRUCTIONS, by selecting it from the list appearing in Exhibit 4 of this AGREEMENT. The selected law firm shall be in charge of the judicial, administrative and out-of-court procedures which might occur. If MINERA PERÚ COPPER requires its services, more than one of the law firms included in Exhibit 4 shall be appointed for the purposes contained in this Clause Seventeen.

17.2              In the event MINERA PERÚ COPPER fails to indicate the TRUSTEE which law firm shall be hired for the defence purposes within three (3) BUSINESS DAYS following the request of the TRUSTEE to be provided with such services, the TRUSTEE shall appoint one of the law firms from the list included in Exhibit 4 of this AGREEMENT. Said law firm shall be entrusted with the judicial, administrative and out-of-court procedures that may take place.

17.3              In all cases, the TRUSTEE shall inform the MINISTRY and MINERA PERÚ COPPER about the appointment. It is clearly established that the TRUSTEE shall not have any responsibility for the selection of the law firm nor for the results obtained by it.

17.4              The expenses incurred for the defence of the TRUST ESTATE shall be covered by the TRUST ESTATE pursuant to the provisions set forth in Clause Eighteen hereunder.

EIGHTEEN:                                         EXPENSES AND COSTS

18.1              All the reasonable expenses and costs, including specially but without limitations, the notarial, registration, judicial, and out-of-court costs, including the arbitration costs, as well as the existing and future costs, commissions, taxes, and the compensatory and default interests derived from the foregoing cost generated by the establishment and administration of the TRUST ESTATE, shall be totally borne by the TRUST ESTATE up to thirty (30) days following the date of the PLANT’S bringing into operation, provided they were previously supported. For that purpose, the TRUSTEE is empowered to debit the necessary amounts from the COLLECTION ACCOUNTS to cancel such payments.

18.2             Once the PLANT is in operation and provided other companies are incorporated as SUPPLEMENTARY TRUSTORS under this AGREEMENT, the administration expenses of the TRUST ESTATE shall be borne by the TRUSTOR and the SUPPLEMENTARY TRUSTORS in the same proportion applicable for its participation in the operation, maintenance and closure costs pursuant to the provisions set forth in the MASTER AGREEMENT, the OPTION AGREEMENT and the STUDY.

18.3             In the event that the OPERATOR is not selected as result of the bidding(s) indicated in the MASTER AGREEMENT and the OPTION AGREEMENT, the expenses shall be borne by the TRUST ESTATE for which the TRUSTEE is empowered to debit from the COLLECTION ACCOUNTS the necessary amounts for that purpose. It is hereby clearly established that MINERA PERÚ COPPER shall pay the TRUST ESTATE expenses accrued up until thirty (30) days following the date in which the second bidding was called off.

18.4             The payments made by the TRUSTEE shall be duly accredited by payment vouchers.

NINETEEN:                      PROCEEDING FOR THE LIQUIDATION AND TERMINATION OF THE TRUST ESTATE

19.1             Once the suppositions foreseen in Clause Nine of this Agreement take place, the TRUSTEE shall pay any and all the obligations up to the amount the TRUST ESTATE is able to fund.

The payments indicated hereto shall be made according to the following order:

19.1.1         First, any and all tax liabilities corresponding to the TRUST ESTATE which pursuant to the law shall not be covered by MINERA PERÚ COPPER.

19.1.2         Second, the fees of the TRUSTEE and any expense of the TRUST ESTATE, in compliance with the provisions of Clause Eighteen of this AGREEMENT.

19.1.3         Third, any and all obligations derived from the building and equipment of the PLANT in compliance with the INSTRUCTIONS.

19.1.4         Fourth, any and all obligations of the TRUST ESTATE toward third parties other than those specified in the abovementioned points herein.

19.1.5         Finally, the balance shall be deposited in the ENVIRONMENTAL TRUST FUND.

19.2.          In the cases foreseen in Point 9.3. of this AGREEMENT, the steps indicated in Points 19.1.3; 19.1.4. and 19.1.5. shall not be followed, and the remaining amounts shall be returned to MINERA PERÚ COPPER through the DESTINATION ACCOUNTS immediately after the items set forth in Point 19.1.1 and 19.1.2 of this AGREEMENT are paid. It is clearly established that MINERA PERÚ COPPER shall demand the obliged parties through legal means deemed pertinent, any additional amount that may correspond to it, in accordance with the OPTION AGREEMENT.

Said reimbursement in the DESTINATION ACCOUNTS shall be carried out by the TRUSTEE within a period not to exceed thirty (30) BUSINESS DAYS following the date of reception of the requirement by MINERA PERÚ COPPER.

19.3.          If the TRUST ESTATE is not enough to cover the total amount of its outstanding obligations, in accordance with the provisions set forth in the foregoing Point, the TRUSTEE shall declare the insolvency of the TRUST ESTATE, in which case it shall informed MINERA PERÚ COPPER and the MINISTRY, so the TRUSTOR may comply with the coverage of the corresponding obligations, pursuant to the provisions set forth in this AGREEMENT, the MASTER AGREEMENT and the OPTION AGREEMENT and/or in order for the MINISTRY to indicate the measures to be adopted.

19.4.          If, on the contrary, the TRUST ESTATE has sufficient funds to cover the obligations indicated in Point 19.1. of this AGREEMENT, the TRUSTEE shall declare the expiry of the TRUST ESTATE and transfer the remaining amount to the ENVIRONMENTAL TRUST FUND once such obligations are paid.

TWENTY:                         TAX ISSUES RELATED TO THE TRUST ESTATE

20.1.          The TRUSTEE, MINERA PERÚ COPPER and the MINISTRY hereby undertake to comply with the formal or substantive tax liabilities provided for by the current legal system in relation to the establishment and the transactions of the TRUST STATE.

20.2.          If, due to the establishment and transactions of the TRUST ESTATE the operations are levied, and the TRUSTEE is obliged to pay taxes, fines or interests on arrears or any other concept for actions and omissions not attributed to the TRUSTEE, whether as taxpayer, withholding agent or any other title that the tax legislation so determines in the future with regard to the Income Tax corresponding to the incomes obtained by the TRUST ESTATE or as jointly and severally liable of the income tax corresponding to the incomes obtained by the TRUST ESTATE, MINERA PERÚ COPPER undertakes to provide the necessary funds to cover these payments within three (3) BUSINESS DAYS following the receipt of the notification sent by the TRUSTEE informing of said liability.

The TRUSTEE undertakes to deliver to MINERA PERÚ COPPER the Certificate for Income Allocation referred to in Article 18A, Subparagraph d) of the Income Tax Act Regulations approved by Supreme Decree 122-94-EF, and amended by Supreme Decree 134-2004-EF, pursuant to the principles and procedures set forth for that purpose and within the term established in said ruling.

If the TRUSTEE considers it is reasonable and justified that for a particular supposition a double interpretation might exist with respect to the tax treatment applicable for income tax purposes, the TRUSTEE shall consult MINERA PERÚ COPPER in due time on the interpretation to be used. For that purposes, the TRUSTEE shall include in the consultation submitted to MINERA PERÚ COPPER the arguments to support said double interpretation.

Likewise, MINERA PERÚ COPPER undertakes to reimburse the TRUSTEE any amount directly paid within the term of three (3) BUSINESS DAYS following the notification of the payment attaching thereon a copy of the documents supporting the incurred reimbursement.

20.3             For payment purposes, the TRUSTEE shall address the person acting as taxpayer, with copy to the other parties, as provided for by law. If payment of the requested amount is due and unpaid after the term of three (3) BUSINESS DAYS, the other parties shall be notified of such default so that within the term of one (1) DAY the person acting as taxpayer provides the resources. If the applicable regulations do not designate a taxpayer from within the parties, the TRUSTEE shall first address MINERA PERÚ COPPER.

20.4             If said request is not fulfilled within the stipulated terms, MINERA PERÚ COPPER and the MINISTRY shall irrevocably authorize the TRUSTEE to dispose of the TRUST ESTATE funds, notwithstanding its obligation to reimburse such funds and/or any balance that might not be covered with the TRUST ESTATE funds.

20.5             This Clause covers all substantive and/or formal tax liabilities in full force and effect as to date or those to be established in the future, for any tax created or to be created, attributed to the TRUST ESTATE.

TWENTY ONE:                               APPLICABLE LEGISLATION

In all the cases not foreseen under this document, the present AGREEMENT shall be governed by the legislation in force and, in accordance to the provisions set forth in this LAW, in the BYLAWS or in the REGULATIONS which may replace them in the future.

TWENTY TWO:                          SETTLEMENT OF DISPUTES

Any dispute or disagreement arising between the parties in relation to the interpretation, execution, termination, efficacy or validity of this AGREEMENT shall be resolved through de jure arbitration following these rules:

22.1              The arbitration shall be conducted by an Arbitration Court made up of three (3) arbitrators.

22.2              The arbitration proceeding shall be conducted according to the Procedural Regulations of the Arbitration CENTRE, or by the provisions of the General Arbitration Act currently in force.

22.3              The Arbitration Court shall be established as follows:

22.3.1.                Each party shall appoint one arbitrator and the two arbitrators so appointed shall appoint the third arbitrator by mutual consent, who will preside over the Arbitration Court.

22.3.2.                If one of the parties should fail to appoint an arbitrator within a term of ten (10) BUSINESS DAYS counted as from the date in which one of the parties expressed by written notice its desire to take recourse to this Clause, the CENTRE shall appoint such arbitrator.

22.3.3.                The discrepancies between the TRUSTOR and the SUPPLEMENTARY TRUSTORS shall be settled by independent arbitrations, applying the same rulings set forth in this Clause. These discrepancies shall not affect the execution of this AGREEMENT.

22.3.4.                If the parties under, dispute were three (3) or more, two (2) of the arbitrators shall be appointed by the CENTRE, and the two arbitrators so appointed shall designate the third arbitrator, who will preside over the Arbitration Court.

22.3.5.                If the two appointed arbitrators do not appoint the third arbitrator within a term of ten (10) BUSINESS DAYS counted as from the date of acceptance of the latter, the third arbitrator shall be appointed by the CENTRE.

22.4.           The Arbitration Court shall issue a final and conclusive arbitration award within a period of ninety (90) BUSINESS DAYS as from its installation to issue the arbitration award, which will be indisputable. Furthermore, the Arbitration Court shall be competent to accurately determine the dispute, and to grant an extension if necessary to issue the arbitration award.

22.5.           The arbitration proceeding shall be conducted in the city of Lima, Perú in Spanish.

22.6.           The expenses, legal fees and costs corresponding to the arbitration proceeding shall be borne by the TRUST ESTATE.

22.7.           If any of the parties decides to file an appeal for annulment against the arbitration award before the Judiciary, it shall previously obtain a letter of guarantee on behalf of the contrary party or parties, issued by a bank with a risk classification of no less than “A-”, pursuant to the provisions set forth in the SBS Resclution 672-97 or the regulation that substitutes it, with principal place of business in Lima, for an amount of One Hundred Thousand US Dollars (US$ 100,000), to the order of the contrary party or parties. Said letter of guarantee shall be joint and several, irrevocable, unconditioned, and of automatic execution, in the event that such appeal were declared definitely ungrounded. Said letter of guarantee shall remain in force during the period the case is brought into action and shall be delivered in custody to a notary public in and for the Province of Lima.

22.8.           For any intervention of the regular judges and courts in the arbitration proceeding, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of Cercado de Lima, waiving the jurisdiction of their respective domiciles, if necessary.

22.9. This arbitration proceeding is subject only and exclusively to matters of this AGREEMENT. It is hereby specified that the arbitration proceeding does not replace nor establishes an alternative way to solve the disputes between MINISTRY and MINERA PERÚ COPPER subject matter of the OPTION AGREEMENT, the MASTER AGREEMENT and/or the TRANSFER AGREEMENT which shall continue subject to the regulations set forth in these documents.

TWENTY THREE:                 SEVERABILITY OF THE CLAUSES

The parties do hereby evidence that the clauses of this AGREEMENT could be separated and that the voidance, nullity or ineffectiveness of one or more of them shall not damage the rest.

You are hereby requested, Mr. Notary, to add the clauses provided for by law, taking care to issue a notarial certified copy to each of the parties participating in this AGREEMENT.

Lima, June 12, 2006

THE TRUSTEE	THE TRUSTEE

By: (signed)Francisco Javier Sardón de Taboada	By: (signed) Alfredo Dancourt Iriarte

MINERA PERÚ COPPER	MINERA PERÚ COPPER

By: (signed) Thomas J. Findley	By: (signed)Charles G. Preble

THE MINISTRY	PROINVERSIÓN

By: (signed) Rómulo Mucho Mamani	By: (signed) René Comejo Diaz

Exhibit 1

LIST OF INSURANCE POLICIES

1.                         Civil liability insurances

2.                         Insurance against design and building failures

3.                         Works Insurance, for the total amount and against all risks

4.                         Fire insurance and allied lines

5.                         Insurance policies that consider strikes, mutinies, civil commotion, malicious damage, vandalism, terrorism and natural disasters.

Exhibit 2

LIST OF AUDITORS AND APPRAISERS

AUDITING COMPANIES

PriceWaterhouseCoopers
Ernst & Young
Deloitte & Touche
KPMG

APPRAISAL COMPANIES

Asesoria Valuatoria S.A.
Allemant Asociados Peritos Valuadores S.A.C.
Barthelmess Value Network S.A.C.
Villanueve Naval Engineers Surveyors Peritos de Seguros S.R.L.

Exhibit 3

LIST OF POSIBLE COMPANIES THAT MAY BE APPOINTED AS TRUSTEE SUCCESSORS

Banco Continental
La Fiduciaria S.A.
Citibank del Perú
Banco de Crédito del Perú

Exhibit 4

LIST OF LAW FIRMS

Estudio Muñiz, Ramirez, Pérez-Taiman & Luna-Victoria
Estudio Rubio, Legula & Normand
Jorge Avendaño Valdez Abogados

Exhibit 5

MODEL OF INSTRUCTION

***Address***
***DATE***

Messrs,
TRUSTEE
***Address***

Ref.: Trust Administration Agreement

Gentlemen,

Pursuant to Clause 5.4.1. of the abovementioned Agreement, you are hereby requested to execute the payment indicated in the list hereto attached, which payments shall be executed in (US Dollars / Nuevos Soles) through:

(*) Mark selection	Modality	Required Fields
	Cash payment orders	Payment recipient, Tax ID Number (RUC)/ National ID Card (DNI), Amount
	Cashier checks	Payment recipient, Tax ID Number (RUC)/ National ID Card (DNI), Amount
	Transfers to accounts in the same DEPOSITARY BANK	Payment recipient, Tax ID Number (RUC)/ National ID Card (DNI), Amount, Type of Account, Number of Account
	Transfers to other banks or financial entities	Payment recipient, Tax ID Number (RUC)/ National ID Card (DNI), Amount, Type of Account, Number of Account (including interbanking code), Name of bank or financia entity

(*) Only one type of selection per letter

Yours sincerely,

Signature: Representative 1	Signature: Representative 2

Note: We hereby exempt the TRUSTEE from any and all responsibility for the destination of the funds resulting herefrom. For all purposes of this INSTRUCTION, it is hereby understood that the TRUSTOR is entitled with the required authorizations, not being the TRUSTEE liable for the verification of said authorizations.

RICARDO FERNANDINI BARREDA
ATTORNEY-AT-LAW AND NOTARY PUBLIC IN AND FOR LIMA

I DO HEREBY CERTIFY THAT this is a true and exact copy of the original Document which has been produced before me in nineteen (19) pages and wherein I signed and affixed my seal as provided for by law.

Lima, July 4, 2006.

(signed)	Ricardo Femandini Barreda Attorney-at-Law and Notary Public in and for Lima / Seal

Seal of Notaries Association in and for Lima

Seal:	TRUSTEE SERVICE APPROVED (illegible signature) Paralegal

Seal:	REPÚBLICA DEL PERÚ (THE REPUBLIC OF PERÚ) MINISTERIO DE ENERGÍA Y MINAS (MINISTRY OF ENERGY AND MINES) (illegible signature) Vice- Minister

Seal:	REPÚBLICA DEL PERÚ (THE REPUBLIC OF PERÚ) PROINVERSIÓN (AGENCY FOR THE PROMOTION OF PRIVATE INVESTMENT) COUNSELLING OFFICE

-(signed)	Percy Velarde Zapater Chief Counsel/ Seal

-(signed) Magaly Bardales Counsel / Seal

-(illegible signatures)

KC/RL-IA-PE-pa
271787K6.20